SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K



                        Report of Foreign Private Issuer


                     Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        Form 6-K dated November 29, 2002

                        Hizmetleri A.S.
                 -----------------------------------------------
                 (Translation of Registrant's Name Into English)

   Turkcell Plaza                                                Mesrutiyet
   Caddesi No.153                                             80050 Tepebasi
                                Istanbul, Turkey

                                 --------------
                     (Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)  Form 20-F X  Form 40-F
                                                          ---          ---

  (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
                  Commission pursuant to Rule 12g3-2(b) under
                     the Securities Exchange Act of 1934.)

                                   Yes___ No X

 (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).)


Enclosure: Third Quarter Results 2002


OPERATING AND FINANCIAL REVIEW FOR THE NINE MONTH AND THREE MONTH PERIODS ENDED SEPTEMBER 30, 2002
Overview

         The financial information contained in the following discussion and analysis has been prepared and is presented on a consolidated basis in accordance with US GAAP in US dollars. The following discussion and analysis should be read in conjunction with the consolidated financial statements and related notes as of December 31, 2000 and 2001 and for each of the years in the three year period ended December 31, 2001 included in our annual report on Form 20-F for the year ended December 31, 2001 (the "20-F") and the consolidated financial statements and related notes as of December 31, 2001 and September 30, 2002, and for the three month and nine month periods ended September 30, 2001 and 2002 included herein. The information as of September 30, 2002 and for the three month and nine month periods ended September 30, 2001 and 2002 is not audited.

         This discussion of operating results is based upon our financial statements prepared under US GAAP. Certain statements contained below, including information with respect to our plans and strategy for our business, are forward-looking statements. The statements contained in this discussion of operating results, which are not historical facts, are forward-looking statements with respect to our plans, projections or future performance, the occurrence of which involves certain risks and uncertainties.

         We were formed in 1993 and we commenced operations in 1994 pursuant to a revenue sharing agreement with Turk Telekom. Since April 1998, we have operated under a 25-year GSM license, which was granted upon payment of an upfront license fee of $500 million. At this time we also entered into an interconnection agreement with Turk Telekom for the interconnection of our network with Turk Telekom's fixed-line network.

         Under the license, we pay the Turkish Treasury a monthly treasury share equal to 15% of our gross revenue, which includes subscription fees, fixed-monthly fees and communication fees including taxes, charges and duties to the Turkish Treasury. Under our interconnection agreement with Turk Telekom, we pay Turk Telekom an interconnection fee per call based on the type and length of call for calls originating on our network and terminating on Turk Telekom's fixed-line network, as well as fees for other services. We also collect an interconnection fee from Turk Telekom for calls originating on the fixed-line network and terminating on our network. In addition, we have entered into interconnection agreements with Telsim, Aycell and IsTim pursuant to which we have agreed, among other things to pay interconnection fees to the other parties for calls originating on our network and terminating on theirs and they have agreed to pay interconnection fees for calls originating on their networks and terminating on ours.

         Prior to the award of the license, we operated under a revenue sharing agreement with Turk Telekom. Under the revenue sharing agreement, Turk Telekom contracted with customers, set tariffs, performed customer billing and collection, assumed collection risks and permitted us access to Turk Telekom's communications network. We received 100% of the fees generated by SIM card sales, 32.9% of fees billed for connection, monthly fees and outgoing calls and 10% of fees billed for incoming calls, an arrangement which resulted in payment to us of approximately 25% to 30% of the net system revenues generated by customers of our GSM network.

         Since the award of the license, we bear the full risks and rewards of all aspects of our business. As a result, our results of operations for periods prior to the grant of the license are not directly comparable to our results of operations for periods after the award of the license. The financial statement effects of the acquisition of the license are difficult to quantify because we have experienced growth in revenue from both the acquisition of the license and the expansion of our customer base. A description of the impact of the award of the license on our revenues and costs is provided below under "--Revenues" and "--Operating Costs".

         We commenced construction of our GSM network in 1993. As of September 30, 2002, we have made capital expenditures amounting to approximately $3.7 billion including the cost of our license. As of September 30, 2002, our network coverage area included approximately 100% of the population living in cities of 10,000 or more people, including the 81 largest cities, and a majority of the country's tourist areas and principal intercity highways.

         The build-out of our network and the development of our business to date have required substantial operating and marketing expenditures, which resulted in net losses in 1994, 1995 and 1996. We achieved our first full year of positive net results in 1997. We generated net income under US GAAP of $212.0 million in 1998, $369.1 million in 1999, $227.9 million in 2000, a net loss of $186.8 million in 2001 and net income of $65.0 million for the nine month period ended September 30, 2002. The net income realized in the first nine months of 2002 is mainly due to the 10% increase in revenues in the first nine months of 2002 compared with the same period of 2001. Our ability to continue to grow and to generate operating cash flows and increase operating profits in the future will depend upon a number of factors, including: the level of competition in the Turkish market and its effect on pricing; the stability of the Turkish economy; our rate of churn; our ability to attract new customers to our network or retain existing customers in our network; customer usage; the level of tariff; incoming call revenue; and our ability to control costs relating to expanding and enhancing the network and developing and servicing our customer base.

         Our customer base has expanded from 63,500 at year-end 1994 to approximately 2.3 million at year-end 1998, 5.5 million at year-end 1999, 10.1 million at year-end 2000, 12.2 million at year-end 2001 and 14.9 million as of September 30, 2002. The rates of increase in 2001 and in the first nine months of 2002 were slower than previous years, mainly due to the increase in penetration levels and effects of the economic turmoil in 2001.

         During the first quarter of 1999, we introduced a prepaid mobile service in order to increase penetration and limit credit risk. This service permits access to our GSM services to customers who prefer to avoid monthly billing or to better control their mobile communication expenses. With prepaid service, we extended the reach of our services by providing an alternative to lower income and younger segments of the market. By September 30, 2002, 10.2 million customers had commenced usage of the prepaid service. Prepaid customers do not pay monthly fees, and this service currently includes data, call waiting, call barring, roaming and information line services. In addition, while additional prepaid customers to the network increase total revenues and total minutes of use, average minutes of use per prepaid customer and average revenue per prepaid customer tend to be lower than for postpaid customers.

         Our average monthly minutes of use per customer has decreased from
132.9 minutes in 1999 to 103.4 minutes in 2000, 63.9 minutes in 2001 and to 57.3 minutes for the first nine months of 2002. This decrease was mainly due to the effect of recent economic crisis and the increased portion of prepaid subscribers in our customer base. We believe that, minutes of use per customer may continue to decrease in the fourth quarter of 2002, mainly due to the change in the subscriber mix as well as due to seasonal effects. Our average monthly revenue per customer decreased 10% to $12.0 for the nine month period ended September 30, 2002 from $13.4 for the same period in 2001. The significant economic and political difficulties in Turkey contributed to the decrease in average revenue per customer for the nine month period ended September 30, 2002. In addition, average revenue per customer has been negatively impacted by the implementation of a 25% special communications tax on December 1, 1999 in response to the earthquakes that hit Turkey in 1999. The special communications tax was scheduled to terminate at the end of 2000 but has been extended for two more years. The 2003 temporary budget, which was proposed prior to the November elections and is therefore subject to amendment, called for the extension of the special communications tax through 2003. Average revenue per customer has also been negatively impacted as a result of the increased portion of prepaid customers in our subscriber base. Prepaid customers represented 59% and 69% of total subscribers by the end of the first nine months of 2001 and 2002, respectively. Total revenues for the nine months period ended September 30, 2002 compared to the same period in 2001 increased as our customer base grows. We expect that the proportion of prepaid subscribers in our subscriber base will continue to increase, which may adversely affect our average monthly revenue per customer in the fourth quarter of 2002.

         Churn is calculated as the total number of customer disconnections during a period as the percentage of the average number of customers for the period. Churn refers to disconnected subscribers, both voluntary and involuntary.

         We adopted a shorter disconnection process on September 14, 2000 for nonpaying subscribers. Under this disconnection process, subscribers who do not pay their bills will be disconnected from our network, and included in churn, upon the commencement of the legal process to disconnect them, which occurs approximately 180 days from the due date of the unpaid bill. Pending disconnection, non-paying subscribers are suspended from service (but are still considered subscribers) and receive a suspension warning, which in some cases results in payment and reinstatement of service. As a result, for the year ended December 31, 2001, we disconnected approximately 786,000 subscribers for nonpayment of bills and our annual churn rate was 13.1%. For the nine month period ended September 30, 2002, we disconnected approximately 183,000 additional subscribers for nonpayment of bills. Our churn rate was 9.3% for the nine month period ended September 30, 2002. We have a bad debt provision in our financial statements for such non-payments and disconnections amounting to $111.0 million and $116.7 million as of December 31, 2001 and September 30, 2002, respectively, which we believe is adequate. In previous periods, the material portion of disconnections was due to non-payment of bills. In the first nine months of 2002, however, subscriber disconnections were not mainly due to non-payment of bills primarily as a result of the increase in our prepaid subscribers, which have lower usage patterns than postpaid customers, in our subscriber base.

International Operations

         In order to facilitate the diversification of our telecommunications business and the development of additional telecommunications services using advanced technologies, such as digital television and Internet services, we and several of our founding shareholders formed a new holding company in 2000 to hold many of our non-GSM and international investments. The holding company, Fintur Holdings B.V. (Fintur), is currently owned jointly with one of our principal shareholders. At September 30, 2002, we own 41.45% of Fintur and the remaining equity of Fintur is owned by Sonera Holding B.V.. As of September 30, 2002, we accounted for the investment in Fintur using the equity method.

         Fintur currently holds our entire interest in all of our international GSM investments other than our Northern Cyprus operations. Fintur may, in the future, hold other businesses in which we decide to invest with the other Fintur shareholders. The GSM operations of Fintur consist of the following directly or indirectly owned assets: a 51.3% interest in Azercell Telecom B.M. of Azerbaijan; an 83.2% interest in Geocell LLC of Georgia; a 51% interest in GSM Kazakhstan LLP of Kazakhstan; and a 77% interest in Moldcell S.A. of Moldova. Jointly these operators had approximately 1.5 million customers at the end of September 30, 2002. The total population of these countries is approximately 31 million, and currently the companies' networks cover a total population of approximately 23 million. The companies in Azerbaijan and Kazakhstan are market leaders in their respective markets, and Geocell of Georgia and Moldcell of Moldova are the second largest operators in their respective markets.

         On February 28, 2002, the shareholders of Fintur signed a letter of intent for the restructuring of Fintur's two business divisions, the international GSM businesses and the technology businesses. On May 10, 2002, we and the other shareholders of Fintur signed a Share Purchase Agreement in connection with the restructuring of Fintur's two business divisions, which includes the basic principles agreed in the letter of intent. On August 21, 2002, the shareholders of Fintur finalized the restructuring of Fintur's two business divisions. In line with the terms of the transaction, we acquired an additional 16.45% of Fintur's international GSM business from the Cukurova Group, increasing our stake in the business to 41.45%. We also transferred our entire interest in Fintur's technology businesses to the Cukurova Group. As of September 30, 2002, we remain contingently liable for $63.1 million debt related to the technology businesses. The consideration paid by us to the Cukurova Group resulting from this transaction amounted to $70.7 million. On March 7 and May 29, 2002, we paid $35.4 million and $3.8 million to the Cukurova Group, respectively, and on August 21, 2002 we paid the remaining $31.6 million to the Cukurova Group. We had receivables from Fintur of $67.3 million as of August 21, 2002 (December 31, 2001: $63.2 million; September 30, 2002: $0.8 million) and on August 22, 2002 we collected such receivables upon the completion of the transaction. The receipt of these receivables offset a major portion of the consideration paid by us to the Cukurova Group. Therefore, our net cash outflows in connection with the restructuring amounted to approximately $3.5 million. Upon the signing of the letter of intent, Fintur classified the subsidiaries in the technology businesses as held for sale and measured them at the lower of their carrying amount or fair value less cost to sell. Accordingly, Fintur had an impairment charge of approximately $27 million based on its unaudited consolidated financial statements for the three month period ended March 31, 2002. The $27 million impairment charge has been recognized in Fintur's unaudited consolidated financial statements for the three month period ended March 31, 2002, which had an effect amounting to approximately $6.7 million in our consolidated results of operations for the three month period ended March 31, 2002. This transaction will enable us to focus on our core mobile business since these GSM operations are located in countries with low mobile penetration rates, which our management believes will provide opportunities for future growth.

         In addition to our interest in Fintur, we also have interests in other Turkish ventures. On June 13, 2000, Turktell Bilisim Servisleri A.S. (Turktell) was established to provide and manage marketing activities for the services developed by us or our group companies and to act as a venture capital company for new projects for our group companies. We have also established Global Bilgi Pazarlama Danisma ve Cagri Servisi Hizmetleri A.S. (Global) as a subsidiary to provide us with telemarketing, telesales, directory assistance and call center services. In addition, we established Corbuss Kurumsal Telekom Servis Hizmetleri A.S. (Corbuss) to provide data services for corporate customers using GSM, satellite, Internet and digital platform technologies. Starting from January 1, 2002, the services of Corbuss are being provided within our organization. We have also established Mapco Internet ve Iletisim Altyapilari A.S. (Mapco) for our content aggregation and content management. Additionally, we established Hayat Boyu Egitim A.S. (Hayat) on June 7, 2000 to provide educational digital broadcasting services for children. On July 14, 2000, Digikids Interaktif Cocuk Programlari Yapimciligi ve Yayinciligi A.S. (Digikids) was established to provide entertainment services for children via Internet and television. Bilisim ve Egitim Teknolojileri A.S. (Bilisim), established on July 24, 2000 and Inteltek Internet Teknoloji Yatirim ve Danismanlik Ticaret A.S. (Inteltek), established on April 6, 2001, were incorporated for search for business opportunities on multimedia platforms. Inteltek has a new project on installation and management of the infrastructure of sports betting activities under the license obtained from T.C. Basbakanlik Genclik ve Spor Mudurlugu Sportoto Teskilati Mudurlugu (Sportoto). We are also planning to establish another subsidiary of Turktell, with a similar shareholding structure as Inteltek's, which will act as an intermediary electronic agent via GSM, ITV, web and call center.

         Additionally, Kibris Mobile Telekomunikasyon Limited Sirketi (Kibris Telekom) was incorporated on March 25, 1999 for the purpose of constructing and operating a GSM network in Northern Cyprus. Kibrisonline Limited Sirketi (Kibrisonline) was incorporated on July 10, 2000 to provide Internet services.

         On April 25, 2002, Turktell transferred its shares in Siber Egitim ve Iletisim Teknolojileri A.S. (Siber Egitim) to other shareholders of Siber Egitim without any consideration, which resulted in a loss of $0.05 million.

         At the Board of Directors meetings of Turktell held on March 13, 2002 and April 19, 2002, it was resolved that Turktell acquires total 396,825 shares of Inteltek, owned by Superonline Uluslararasi Elektronik Bilgilendirme ve Haberlesme Hizmetleri A.S. (Superonline) with a par value of one million TL each. In addition, at the Board of Directors meeting of Turktell held on March 13, 2002, it was resolved that Turktell acquires one share of Inteltek owned by Filiz Bikmen with a par value of one million TL for TL 0.25 million. At the Board of Directors meeting held on July 19, 2002, it was resolved that Turktell acquires total 153,170 paid shares of Inteltek, owned by Superonline with a par value of one million TL each for TL 153,170 million. At the Board of Directors meeting held on August 27, 2002, it was resolved that Turktell sells 137,500 paid shares of Inteltek with a par value of one million TL each to Intralot Sa Trading, Production, Support and Management of Software and Electronic Systems of Multiple Use-Instant Lottery for TL 137,500 million. It was also resolved that Turktell sells 109,999 shares of Inteltek with a par value of one million TL each to Teknoloji Holding A.S. Since the share transfers are not completed yet, as of September 30, 2002, our ownership interest in Inteltek is 99.95%. Upon completion of the share transfers, our ownership interest in Inteltek will decrease to 55%.

Critical Accounting Policies

         For a discussion of our critical accounting policies, please see "Item
5. Operating and Financial Review and Prospects-Critical Accounting Policies" in our 20-F.

Revenues

         Our revenues are mainly derived from communication fees, monthly fixed fees, call center revenues and sales of SIM cards. Communication fees consist of charges for calls that originate or terminate in our GSM network, including international roaming, and are based on minutes of actual usage of service. Per-minute communication fees vary according to the customer's service package. Monthly fixed fees are charged to each postpaid customer each month in a specified amount that varies according to the customer's service package, without regard to actual use of our GSM network services. Prior to March 1, 2000, we charged a one-time nonrefundable subscription fee when a new customer initially contracted with us for the provision of GSM network services. The subscription fee was waived in many cases after the award of the license and was finally terminated on March 1, 2000, as part of our promotions to increase our customer base. SIM card revenues are receipts from the sale of SIM cards, which we sell to handset importers and which are needed to operate a handset used by a customer. Call center revenues consist of revenues for call center services provided by our call center subsidiary to affiliated non-consolidated companies. In March 2001, we launched General Packet Radio Services (GPRS) in Turkey, which allows users to remain connected to the network at all times for the receipt of data transmissions, enabling bearer capability for WAP and SMS and Internet applications. GPRS charges to subscribers are based on the amount of data downloaded.

         Since the acquisition of our license, we have recognized subscription fees (until their discontinuation on March 1, 2000) and SIM card sales as revenue upon initial entry of a new customer into the GSM network, only to the extent of the direct costs associated with providing these services. In order to promote growth in the number of our customers, we terminated subscription fees on March 1, 2000. Excess subscription fees, if any, were, and SIM card sales continue to be, deferred and recognized over the estimated effective customer life. In connection with postpaid and prepaid customers, we currently incur costs for activation fees to dealers and other promotional expenses, which historically offset all or substantially all of the subscription fees. We charge a usage fee for certain services we offer, such as SMS, voicemail and data and facsimile transmission. Our revenues depend on the number of customers, call volume and tariff pricing.

         As is the case throughout Europe, airtime charges generally are paid only by the initiator of a call, except when a customer travels outside Turkey, in which case we charge the customer for a portion of the incoming call.

         In accordance with the Telecommunications Law, we set our tariffs independently, within the limits of maximum prices defined by the Telecommunications Authority, which are based on among other things, prices abroad for comparable GSM services, the Turkish consumer price index and the US consumer price index. We also notify the Authority at least 7 days before the amendment of any tariff. Prior to the award of our license in April 1998, the rates charged to customers for communication, monthly access and subscription fees were set by Turk Telekom. We periodically raise tariffs to offset Turkish inflation and devaluation of the Turkish Lira. As a result of the recent economic crisis, we have taken actions to increase revenues. We raised tariffs in January, March, June, August and November of 2001 and in February, April and June 2002. We also launched a variety of new tariff packages to attract new customers. Despite the limited impact of price competition thus far, we will continue to communicate our existing price advantages, while launching a variety of new tariff packages. Although the Amending Law has no specific regulations in case of tariff policy, it authorizes the Telecommunications Authority to scrutinize activities in contradiction to fair competition. On the regulatory side, Telecommunications Authority is working towards implementation of cost based interconnect tariffing for telecom sector.

         Revenue increased by 10% for the nine month period ended September 30, 2002 compared to the same period in 2001 and increased by 21% in the third quarter of 2002 compared to the same period in 2001. The increase in revenues is mainly due to the growth of our subscriber base and increased usage.

         We charge Turk Telekom a net amount of $0.06 per minute after deducting VAT, communications tax and other taxes from the basic one-minute charge for local, metropolitan and long-distance traffic switched from Turk Telekom to our network. Prior to the award of the license, we did not receive payments from Turk Telekom for interconnection. Starting from March 1, 2001, we charge Telsim a net amount of $0.20 per minute for traffic switched from Telsim to us. Prior to October 1999, we did not have an interconnection agreement with Telsim. We entered into an interconnection agreement with IsTim Telekomunikasyon Hizmetleri A.S. (IsTim) on February 13, 2001, that became effective on March 9, 2001, after the Ministry of Transportation's approval. Effective March 9, 2001, we charge IsTim a net amount of $0.20 per minute for traffic switched from IsTim to us. We also entered into an interconnection agreement with Aycell Haberlesme ve Pazarlama Hizmetleri A.S. (Aycell) on July 19, 2001. We charge Aycell a net amount of $0.20 per minute for traffic switched from Aycell to us.

         Under our license, we estimate that the amount after deducting treasury share, international roaming and interconnect expenses from revenues represent 72% of our revenues for the nine month period ended September 30, 2002. Prior to the award of our license, we received approximately 25% to 30% of net GSM network revenues under our revenue sharing agreement with Turk Telekom.

         During the third quarter of 2001, we were approached by IsTim, a new competitor that began its operations in March 2001 under the brand name of Aria, to negotiate a national roaming agreement. These negotiations did not result in a mutual agreement. Therefore, the discussions continued under the supervision of the Telecommunications Authority. The Telecommunications Authority proposed a solution on October 18, 2001, and asked the parties to reach a decision by November 15, 2001. The proposal included an upfront fee amounting to $60 million as well as a per minute fee of $0.12 for voice and $0.037 for each SMS messaging with a guaranteed volume of airtime usage of 600 million minutes until the end of December 31, 2003. As we believe that the Telecommunications Authority is not authorized to intervene in this issue and its proposal is technically impossible to apply and commercially unacceptable, we obtained an injunction on November 12, 2001 from the Ankara Fourth Court of First Instance regarding the conflict, preventing the implementation of a national roaming agreement between IsTim and us. The Telecommunications Authority and IsTim have appealed the granting of the injunction. In addition, on November 26, 2001, we initiated an arbitration suit in the International Arbitral Tribunal of the International Chamber of Commerce
(ICC) against the Ministry and the Telecommunications Authority. Furthermore, we have initiated an action before the Ankara Ninth Administrative Court on November 13, 2001, to annul the above-mentioned proposed solution of the Telecommunications Authority. On December 6, 2001, the Ankara Fourth Court of First Instance upheld our injunction that it rendered in our favor on November 12, 2001. We have commenced an arbitral proceeding against the Ministry and the Telecommunications Authority in accordance with the supplemental agreement relating to resolution of the disputes arising in connection with the License Agreement signed and entered into by and between us and the Ministry on May 15, 2001. The cases are currently pending and the parties are filing their petition and responses.

         On March 8, 2002, the Telecommunications Authority published a new regulation regarding procedures and policies related to a national roaming agreement. The Telecommunications Authority has invited all parties affected by the new regulation, including us, to discuss the new regulations with the Telecommunications Authority. Two of the most important provisions of the new regulation are Provisional Article 1 and Article 17. Provisional Article 1, which deals with negotiations, agreements and documents relating to the issuance of this regulation, states that all ongoing negotiations shall continue in compliance with the new regulation and that all agreements and documents completed before issuance of the new regulation shall remain valid and binding.
Article 17, which sets out penalties to be imposed on any party violating the provisions of the new regulation, imposes the following penalties and sanctions:

         o a penalty of 0.01% of an operator's turnover in the previous year for failure to provide the documents or information requested by the Telecommunications Authority, or the provision of defective or misleading information;

         o a penalty of no less than 1% and no more than 3% of an operator's turnover in the previous year for failure to implement the national roaming requirements set by the Telecommunications Authority within the required time period; and

         o a penalty of no less than 1% and no more than 3% of an operator's turnover in the previous year for the interruption of service without a valid reason following commencement of national roaming service.

         If we are forced to enter a national roaming agreement with IsTim and/or the other operators in Turkey on terms and conditions that do not provide an adequate return on our investment in our GSM network, our financial position, results of operations and cash flows could be materially adversely affected.

         In a letter dated March 14, 2002, the Telecommunications Authority subjected IsTim's request for national roaming to the condition that it be reasonable, economically viable, and technically possible. Nevertheless, the Telecommunications Authority declared that we are under an obligation to enter a national roaming agreement with IsTim within a 30 day period. However, we still benefit from the injunctive relief obtained on November 12, 2001.

         On April 8, 2002, we obtained a cautionary injunction from the Court against the application of the new regulation published by the Telecommunications Authority requiring us to agree on national roaming within 30 days and providing for penalties in case we did not agree. We initiated proceedings against application of the new regulation before the ICC on April 11, 2002, requesting certification of the fact that we are not required to enter into an agreement within 30 days and that we are under no obligation to pay any penalties whatsoever if we do not agree within 30 days. We believe that Telsim has obtained a similar injunction but has not yet enforced it. The parties have appointed their arbitrators and third arbitrator has been appointed by the ICC International Court of Arbitration since those two arbitrators of the parties cannot reach an agreement.

         We have not been approached by Aycell regarding entering into a national roaming agreement.

Operating Costs

         Direct Cost of Revenues

         Direct cost of revenues include mainly treasury share payments, transmission fees, base station rents, billing costs, depreciation and amortization charges, technical, repair and maintenance expenses directly related to services rendered, roaming charges paid to foreign GSM network operators for calls made by our customers while outside Turkey, interconnection fees paid to Telsim, IsTim, Aycell and Turk Telekom and wages, salaries and personnel expenses for technical personnel. Direct costs of revenues also include costs arising from legal disputes, which relates items included in direct cost of revenues.

         Under the Turk Telekom interconnection agreement, we pay Turk Telekom interconnection fees of $0.06 per minute for calls to our GSM network, $0.014 per minute for local calls from our network to the Turk Telekom fixed-line network and $0.025 per minute for non-local calls from our network to the Turk Telekom fixed-line network. Prior to the award of the license, we did not pay treasury share. In addition, we did not pay Turk Telekom separately for interconnection. Interconnection costs were covered in the revenues that Turk Telekom retained under the Revenue Sharing Agreement.

         Effective March 1, 2001, we pay Telsim a net amount of $0.20 per minute for traffic switched from us to Telsim. Prior to October 1999, we did not have an interconnection agreement with Telsim. Calls originating on our network and terminating on the Telsim network were routed through the Turk Telekom network and we paid Turk Telekom for the interconnection. We entered into an interconnection agreement with IsTim that became effective on March 9, 2001, after the Ministry of Transportation's approval. Under the IsTim interconnection agreement, each party agreed, among other things, to permit the interconnection of its network after the other's network to enable calls to be transmitted to, and received from, the GSM system operated by each party in accordance with technical specifications set out in the interconnection agreement. Starting from March 9, 2001, we pay IsTim a net amount of $0.20 per minute for traffic switched from us to IsTim. We also entered into an interconnection agreement with Aycell on July 19, 2001. We pay Aycell a net amount of $0.20 per minute for traffic switched from us to Aycell. These charges are included in direct cost of revenues.

         General and Administrative

         General and administrative expenses consist of fixed costs, including services provided from outside sources, company cars, office rent, office maintenance, insurance, consulting, payroll and other overhead charges. In addition, while these expenses are generally related to the size of our employee base, the general and administrative expense per employee has decreased over the past four years due to economies of scale. Since the award of the license in April 1998, our general and administrative expenses also include bad debt expenses of our postpaid customers.

         Selling and Marketing

         Selling and marketing expenses consist of public relations, sales promotions, dealer activation fees, advertising, wages and salaries and personnel expenses of sales and marketing related employees and other expenses, including travel expenses, office expenses, insurance, company car expenses, training expenses and telephone cost services.

         The average acquisition cost was approximately $43 and $27 per new customer for the nine month periods ended September 30, 2001 and 2002, respectively. We compute average acquisition cost per new customer by adding sales promotion expenses, simcard subsidies, activation fees and special transaction tax and dividing the sum by the gross number of new customers for the related period. These costs are recorded as either selling and marketing expense or reduction of revenue in our statements of operations. We believe that despite the recent decline in acquisition costs, the average acquisition cost may increase in the future as a result of increased spending of our competitors in the market to attract new customers.

         The following table shows certain items in our statement of operations as a percentage of revenues.

                                                Year ended          Nine Months ended     Three Months ended
                                               December 31,           September 30,          September 30,
                                             2000        2001        2001       2002       2001        2002
                                             ----        ----        ----       ----       ----        ----
Statement of Operations (% of revenue)
Revenues
    Communication fees                          88.2%       93.9%      93.4%      96.8%      95.5%        97.5%
    Monthly fixed fees                          10.4         4.9        5.5        2.1        3.0          1.7
    SIM card sales                               1.0         0.7        0.6        0.6        1.0          0.4
    Call center revenues                         0.3         0.5        0.4        0.4        0.4          0.3
    Other                                        0.1         0.0        0.1        0.1        0.1          0.1
Total revenues                                 100.0       100.0      100.0      100.0      100.0        100.0
    Direct cost of revenues                    (58.0)      (69.0)     (67.8)     (68.3)     (70.1)       (65.0)
    Gross margin                                42.0        31.0       32.2       31.7       29.9         35.0
    General and administrative expenses         (9.1)       (7.6)      (8.0)      (5.3)      (6.2)        (4.7)
    Selling and marketing expenses             (12.3)      (10.6)      (9.5)      (9.7)      (6.2)        (8.4)
Operating income                                20.6        12.8       14.7       16.7       17.5         21.9

Nine month period ended September 30, 2002 compared to nine month period ended September 30, 2001 and three month period ended September 30, 2002 compared to the three month period ended September 30, 2001

         We had 14.9 million customers, including 10.2 million prepaid customers, as of September 30, 2002, compared to 11.8 million customers, including 6.9 million prepaid customers, as of September 30, 2001. During the first nine months of 2002, we added approximately 2.7 million net new customers. We added 1.05 million net new subscribers to our network in the third quarter of 2002 compared to 0.47 million net new subscribers for the corresponding period in 2001.

         Revenues

         Total revenues for the nine month period ended September 30, 2002 increased 10% to $1,469.0 million from $1,331.7 million for the same period in 2001. The increase in revenues is mainly due to the growth of the subscriber base. For the same reasons, revenue increased 21% to $534.3 million in the third quarter of 2002 from $440.6 million in the corresponding period in 2001. We expect revenues to decrease in the fourth quarter of 2002 due to the negative seasonality impact of winter months and Ramadan.

         Revenues from communication fees for the nine month period ended September 30, 2002 increased 14% to $1,421.4 million from $1,244.5 million for the same period in 2001 mainly due to the increase in tariffs and the growth of our subscriber base. Revenues from communication fees increased 24% to $521.1 million in the third quarter of 2002 from $420.6 million in the corresponding period of 2001 for the same reasons. Communication fees include SMS revenue, which amounted to $135.7 million for the nine month period ended September 30, 2002, $125.6 million for the same period in 2001, $46.3 million for the three month period ended September 30, 2002 and $38.0 million for the three month period ended September 30, 2001. As the monthly fixed fee in Turkish Lira remained the same for the period between May 15, 2001 and September 30, 2002, devaluation effects caused monthly fixed fees to decline as a percentage of revenues. Accordingly, revenues from monthly fixed fees for the nine month period ended September 30, 2002 decreased 57% to $31.5 million from $73.0 million for the same period in 2001. In addition, monthly fixed fees decreased 30% to $9.2 million in the third quarter of 2002 from $13.1 million in the third quarter of 2001. SIM card revenues for the nine month period ended September 30, 2002 increased 21% to $9.2 million from $7.6 million for the same period in 2001. SIM card revenues decreased 58% to $1.9 million in the third quarter of 2002 from $4.5 million in the third quarter of 2001.

         In 2001, the Emerging Issues Task Force (EITF) within the Financial Accounting Standards Board (the FASB) discussed EITF 00-14 "Accounting for Certain Sales Incentives", EITF 00-22 "Accounting for Points and Certain Other Time-Based or Volume-Based Sales Incentive Offers, and Offers for Free Products or Services to Be Delivered in the Future" and EITF 00-25 "Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products", which in November 2001 led to the issuance of EITF 01-09 "Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products". EITF 00-14, 00-22 and 00-25 address the extent to which different types of payments or benefits to retailers or customers shall be reported as reductions in revenue or expenses. EITF 01-09 codifies and reconciles standards in the area. The regulations are effective for annual or interim periods beginning after December 15, 2001. We have adopted EITF 01-09 on January 1, 2002. As a result of applying the provisions of EITF 01-09, our revenues, gross profit, and selling and marketing expenses each were reduced by an equal amount of $71.8 million and $16.9 million in the first nine months of 2001 and third quarter of 2001, respectively. As a result of applying the provisions of EITF 01-09, we have reduced our revenues, gross profit and selling and marketing expenses by an equal amount of $65.8 million and $22.5 million in the first nine months of 2002 and third quarter of 2002, respectively. The adoption of EITF 01-09 had no impact on operating income, net income (loss) or earnings (loss) per share. As a result of the application of EITF 01-09 to prior periods, certain figures provided in this review will differ from figures provided previously.

Direct cost of revenues

         Direct cost of revenues increased 11% to $1,003.5 million for the nine month period ended September 30, 2002 from $903.5 million for the same period in 2001 mainly due to the increase in revenue-based costs such as the treasury share paid to the Turkish Treasury, which increased 16% to $252.1 million for the first nine month period ended September 30, 2002 from $218.0 million for the same period in 2001. For the same reason, direct cost of revenues increased 12% to $347.4 million in the third quarter of 2002 from $309.0 million in the third quarter of 2001. Treasury share increased 31% to $92.4 million in the third quarter of 2002 compared to $70.4 million in the third quarter of 2001. Treasury share increased due to the increase in revenue. Interconnection costs increased 27% to $143.7 million for the first nine month period ended September 30, 2002 from $113.0 million for the same period in 2001, mainly due to the effect of renegotiation of interconnection terms with Telsim in line with the agreements signed with IsTim and Aycell and the increase in transmission costs. Interconnection costs increased 79% to $57.2 million in the third quarter of 2002 from $32.0 million in the third quarter of 2001, mainly due to the increase in off net traffic.

         Transmission costs, site costs, information technology and network maintenance expenses increased slightly to $130.2 million for the first nine month ended September 30, 2002 from $129.5 million in 2001. Those expenses decreased 42% to $36.2 million in the third quarter of 2002 from $62.5 million in the same period of 2001, mainly due to the decrease in site costs as a result of the finalization of the project aimed to remove our GSM equipment from Turk Telekom sites. In addition, uncapitalizable antenna site costs and expenses increased 24% to $49.8 million for the nine month period ended September 30, 2002 from $40.2 million for the same period in 2001. Uncapitalizable antenna site costs and expenses increased 41% to $16.5 million for the third quarter of 2002 from $11.7 million for the third quarter of 2001.

         Roaming expenses decreased 5% to $22.5 million for the nine month period ended September 30, 2002 from $23.7 million for the same period in 2001. Roaming expenses increased 9% to $8.5 million in the third quarter of 2002 from $7.8 million in the third quarter 2001, mainly due to the increase in roaming revenue generated from the calls made by our customers while outside Turkey, primarily reflecting the decreasing effect of economic crisis.

         Billing costs increased 8% to $15.6 million for the nine month period ended September 30, 2002 from $14.5 million for the same period in 2001, principally due to the increase in postage fees. Due to the same reason, billing costs increased 18% to $5.2 million in the third quarter of 2002 from $4.4 million in the third quarter of 2001.

         Depreciation and amortization expenses increased 6% to $309.4 million for the nine month period ended September 30, 2002 from $292.8 million for the same period in 2001 as a result of an increase in fixed assets and intangibles due to additional capitalization of network investments in the second half of 2001 and in the first half of 2002. Due to the same reasons, depreciation and amortization expenses increased 4% to $104.1 million for the third quarter in 2002 from $99.9 million for the third quarter in 2001. The amortization expense for our GSM license was $15.0 million both for the first nine months of 2002 and 2001.

         The cost of SIM cards sold increased 12% to $23.4 million for the nine month period ended September 30, 2002 from $20.8 million for the same period in 2001, reflecting primarily an increase in the number of prepaid SIM cards sold during the first nine months of 2002. The cost of SIM cards sold decreased 1% to $7.2 million for the third quarter of 2002 from $7.3 million for the third quarter of 2001.

         Wages and salaries and personnel expenses for technical personnel decreased 10% to $34.1 million for the nine month period ended September 30, 2002 from $37.8 million for the same period in 2001. The decrease was primarily due to reduction in the headcount between March 31, 2001 and September 30, 2002. Wages and salaries and personnel expenses for technical personnel increased 15% to $10.5 million for the third quarter of 2002 from $9.1 million for the third quarter of 2001. The increase in wages and salaries and personnel expenses experienced in the third quarter of 2002 stemmed mainly from the temporary unpaid leaves as a result of cost cutting efforts undertaken in the third quarter of 2001.

         As a percentage of revenue, direct cost of revenues remained stable at 68% for the nine month period ended September 30, 2002 and 2001. In addition, as a percentage of revenue, direct cost of revenues decreased to 65% for the third quarter of 2002 from 70% for the third quarter of 2001.

         General and administrative expenses

         General and administrative expenses decreased 27% to $77.3 million for the nine month period ended September 30, 2002 from $106.6 million for the same period in 2001, mainly due to positive effects of cost saving efforts undertaken by us after the first quarter of 2001, decreased bad debt expenses and a decrease in wages and salaries. For the same reasons, general and administrative expenses decreased 7% to $25.1 million in the third quarter of 2002 from $27.1 million in the third quarter of 2001. As a percentage of revenues, general and administrative expenses were 5% for the nine month period ended September 30, 2002 compared to 8% for the same period in 2001. In addition, as a percentage of revenues, general and administrative expenses were 5% for the three month period ended September 30, 2002 compared to 6% for the corresponding period in 2001.

         Bad debt expenses decreased 46% to $27.3 million for the nine month period ended September 30, 2002 from $50.5 million for the same period in 2001 mainly due to the increased proportion of prepaid subscribers in our customer base, improved collection activities such as credit scoring, and new collection channels and improvement in the legal follow-up system to decrease fraud. For the same reasons, bad debt expenses decreased 11% to $8.7 million in the third quarter of 2002 from $9.8 million in the third quarter of 2001. We provided an allowance for doubtful receivables identified based upon past experience in our consolidated financial statements.

         Rent expense increased 3% to $3.2 million for the nine month period ended September 30, 2002 from $3.1 million for the nine month period ended September 30, 2001. Rent expense increased 11% to $1.0 million in the third quarter of 2002 from $0.9 million in the third quarter of 2001.

         Consulting expenses increased 5% to $6.9 million for the nine month period ended September 30, 2002 from $6.6 million for the same period in 2001, mainly due to consulting expenses related to due diligence and relevant fair-value assessments in connection with the restructuring of Fintur incurred in the second quarter of 2002. Consulting expenses decreased 62% to $1.4 million for the third quarter of 2002 from $3.7 million for the third quarter of 2001, mainly due to the consulting expenses incurred in the third quarter of 2001 related to our capital increase.

         Wages, salaries and personnel expenses for non-technical and non-marketing employees decreased 16% to $12.8 million for the nine month period ended September 30, 2002 from $15.2 million for the same period in 2001. The decrease was mainly due to the decrease in devaluation of the Turkish Lira against the US Dollar to 13% in the nine month period ended September 30, 2002 from 56% in the nine month period ended September 30, 2001. These expenses were $4.1 million both for the third quarter of 2002 and 2001.

         Selling and marketing expenses

         Selling and marketing expenses increased 13% to $142.7 million for the nine month period ended September 30, 2002 from $126.7 million for the same period in 2001, mainly due to the increase in advertising expenses related with additional marketing. Due to the same reasons, selling and marketing expenses increased 63% to $44.8 million in the third quarter of 2002 from $27.5 million in the third quarter of 2001. As a percentage of revenues, selling and marketing expenses were 10% for both of the nine month periods ended September 30, 2002 and 2001. In addition, as a percentage of revenues, selling and marketing expenses increased to 8% for the third quarter of 2002 from 6% for the same period in 2001. Selling and marketing expenses for the nine month period ended September 30, 2001 and for the three month period ended September 30, 2001 were reduced by $71.8 million and $16.9 million, respectively, due to the adoption of EITF 01-09 as discussed above. We expect our selling and marketing expenses to slightly increase as a percentage of revenue in the fourth quarter of 2002 due to expected seasonal drop in revenue.

         Total postpaid advertising, market research, product management, public relation and call center expenses increased 48% to $53.8 million for the nine month period ended September 30, 2002 from $36.3 million for the same period in 2001 mainly due to increased advertising and product management activities. For the same reasons, total postpaid advertising, market research, product management, public relation and call center expenses increased 34% to $14.3 million in the third quarter of 2002 from $10.7 million in the third quarter of 2001.

         Total prepaid advertising, market research, product management, public relations expenses and prepaid subscribers' frequency usage fee expenses increased 8% to $31.9 million for the nine month period ended September 30, 2002 from $29.5 million for the same period in 2001. The increase in the first nine months of 2002 stemmed mainly from the fact that the increase in prepaid advertising expenses incurred for additional marketing campaigns is higher than the decrease in prepaid subscribers' frequency usage fees, which were not expensed for the nine month period ended September 30, 2002 as a result of the court decree described below. Due to the same reason, total prepaid advertising, market research, product management and public relation expenses increased 36% to $13.1 million in the third quarter of 2002 from $9.6 million in the third quarter of 2001. Until the end of 2001, we were required to collect frequency usage fees from the taxpayers using mobile phones on behalf of the Telecommunications Authority and pay the levied tax to the Telecommunications Authority. On March 22, 2002, as a consequence of the impossibility in fact and at law of collecting such tax from our prepaid subscribers, we applied to the court and obtained an injunction in respect of the collection of the frequency usage fees. Immediately after this decision, on March 27, 2002, we filed a lawsuit against the Telecommunications Authority requesting cancellation of the protocols obligating us to collect the frequency usage fees from the subscribers and to pay it to the Telecommunications Authority. On July 10, 2002 the court decided in our favour. Therefore, we did not pay and provide an accrual for the frequency usage fees in our consolidated financial statements as of and for the nine month period ended September 30, 2002. We and our legal counsel believe that we will prevail in this matter. However, the Telecommunications Authority has appealed the decision.

         Total sales promotion expenses decreased 29% to $1.5 million for the nine month period ended September 30, 2002 from $2.1 million for the same period in 2001, primarily due to the positive effects of cost saving efforts undertaken by us after the first quarter of 2001. Total sales promotion expenses increased to $0.4 million in the third quarter of 2002 from nil in the third quarter of 2001, mainly as a result of new sales promotion campaigns for our prepaid services. Of the total sales promotion expenses for the nine month period ended September 30, 2002, for the nine month period ended September 30, 2001, for the three month period ended September 30, 2002 and for the three month period ended September 30, 2001, $1.6 million, $0.9 million, $0.6 million and $0.4 million were for prepaid sales promotion activities, respectively.

         Activation fees increased 11% to $29.0 million for the nine month period ended September 30, 2002 from $26.1 million for the same period in 2001. Activation fees increased 49% to $8.8 million in the third quarter of 2002 from $5.9 million in the third quarter of 2001, mainly due to the increase in new additions to subscriber base. Of the total dealer activation fees for the nine month period ended September 30, 2002, for the nine month period ended September 30, 2001, for the three month period ended September 30, 2002 and for the three month period ended September 30, 2001, $24.1 million, $18.9 million, $7.2 million and $4.6 million were for prepaid activations, respectively.

         Wages, salaries and personnel expenses for selling and marketing employees increased 39% to $16.0 million for the nine month period ended September 30, 2002 from $11.5 million for the same period in 2001, mainly due to the temporary unpaid leaves as a result of cost cutting efforts undertaken in the first nine months of 2001. For the same reason, wages, salaries and personnel expenses for selling and marketing employees increased 68% to $4.7 million in the third quarter of 2002 from $2.8 million in the third quarter of 2001.

         Operating income

         Operating income increased 26% to $245.5 million for the nine month period ended September 30, 2002 from $194.9 million for the same period in 2001, mainly due to the increase in our revenues and decrease in general and administrative expenses and despite an increase in our operating costs resulting from an increase in revenue-based costs. Operating income increased 52% to $117.0 million in the third quarter of 2002 from $77.0 million in the third quarter of 2001 for the same reasons.

         Income from related parties, net

         Income from related parties, which includes sales of GSM equipment and SIM cards and charges for management, promotional materials and technical advisory services provided to Azercell, Moldcell, Global Georgia, Geocell and GSM Kazakhstan net of cost of goods sold after accounting for intercompany profit elimination was $0.1 million for the nine month period ended September 30, 2002 compared to $2.2 million for the same period in 2001. Income from related parties was nil in the third quarter of 2002 compared to $1.1 million in the third quarter of 2001.

         Interest income (expense), net

         Net interest expense decreased 13% to $139.4 million for the nine month period ended September 30, 2002 from $160.6 million for the same period in 2001, mainly due to principal repayments of loans in the first nine months of 2001 and first nine months of 2002. For the same reason, net interest expense decreased 19% to $45.4 million in the third quarter of 2002 from $56.0 million in the third quarter of 2001.

         Other income (expense), net

         Other income, net amounted to $2.7 million for the nine month period ended September 30, 2002, compared to an expense of $15.1 million for the same period in 2001. Other expense, net amounted to $2.7 million for the three month period ended September 30, 2002 compared to an expense of $13.8 million for the same period of 2001.

         Translation gain/(loss)

         We have recorded a translation loss of $20.7 million for the nine month period ended September 30, 2002, compared to a translation loss of $130.9 million for the same period in 2001. The decrease in translation loss experienced in the first nine month period of 2002 stemmed from the 13% devaluation of the Turkish Lira against the US Dollar in the first nine month period of 2002 compared to the 56% devaluation of the Turkish Lira against the US Dollar in the first nine month period of 2001. Translation loss decreased 56% to $10.4 million in the third quarter of 2002 from $23.5 million in the third quarter of 2001. The decrease in translation loss in the third quarter of 2002 resulted from the 5% devaluation of the Turkish Lira against the US Dollar in the third quarter of 2002 compared to the 18% devaluation during the third quarter of 2001.

         Income tax benefit (expense)

         Income tax benefit under US GAAP was nil for the nine month period ended September 30, 2002 compared to an income tax benefit of $8.8 million for the same period in 2001. We have experienced significant losses and have historically provided a valuation allowance on certain deferred tax assets, which we determined it is more likely than not that they would not be recognized. We have recently begun to be profitable. However, no provision for income taxes has been made as we can offset the provision against net operating loss carryforwards. We will continue to monitor the valuation allowance, and if profits continue in the future, we may reverse a portion of valuation allowance. Income tax benefit was nil both in the third quarter of 2002 and 2001. As of September 30, 2002, we have generated approximately $325.4 million of potential future tax benefit from tax credit carry forwards arising under our Investment Incentive Certificates. See "--Investment Incentive Certificates".

         Equity in net income (loss) of unconsolidated investees

         Equity in net loss of unconsolidated investees was $23.4 million for the nine month period ended September 30, 2002 whereas equity in net loss of unconsolidated investees was $41.6 million in the same period 2001. Equity in net income of unconsolidated investees was $0.2 million in the third quarter of 2002 whereas the equity in net loss of unconsolidated investees was $11.5 million in the third quarter of 2001. Equity in net income (loss) of unconsolidated investees figure is not comparable to the previous quarter's figure as the technology businesses operated by Fintur have been transferred to the Cukurova Group and our ownership of Fintur has increased from 25% to 41.45% due to the restructuring of Fintur completed in August 2002.

         Net income (loss)

         Net income was $65.0 million for the nine month period ended September 30, 2002 compared to the net loss of $141.8 million in the same period of 2001. The change was mainly due to the decrease in devaluation of the Turkish Lira against the US Dollar, which resulted in a translation loss of $20.7 million for the nine month period ended September 30, 2002 compared to the translation loss of $130.9 million in the same period of 2001. For the same reason, net income was $58.8 million in the third quarter of 2002 compared to net loss of $26.6 million in the third quarter of 2001.


Taxation Issues in Telecommunications Sector

         For a discussion of Turkish Tax legislation on telecommunications revenues, please see "Item 5A. Operating Results-Taxation Issues in Telecommunications Sector" in the 20-F. There have been no material changes in the taxes imposed on telecommunications services since the date of the 20-F.

Investment Incentive Certificates

         In 1993, 1997, 2000 and 2001, the Undersecretariat of the Treasury approved investment incentive certificates for a program of capital expenditures by us and our subsidiaries in our mobile communications operations and call center operations. Such incentives entitle us to a 100% exemption from customs duty on imported machinery and equipment and an investment tax benefit of 100% on qualifying expenditures. The investment tax benefit takes the form of deductions for corporation tax purposes, but these deductions are subject to withholding tax at the rate of 19.8%. Investment incentive certificates provide for tax benefits on cumulative purchases of up to approximately $3.3 billion in qualifying expenditures. As of September 30, 2002, we had incurred cumulative qualifying expenditures of approximately $2.5 billion ($2.1 billion as of December 31, 2001), resulting in tax credit carryforwards under the certificates of approximately $325.4 million ($271.7 million as of December 31, 2001), net of foreign exchange translation losses. Such tax credits can be carried forward indefinitely. However, as of September 30, 2002, a valuation allowance of approximately $525.0 million has been recorded against such amount, as we believe that currently there exists significant uncertainty regarding the realizability of tax credit carryforwards ($539.7 million as of December 31, 2001). The certificates are denominated in Turkish Lira. However, approximately $2.2 billion of qualifying expenditures through September 30, 2002 ($2.0 billion as of December 31, 2001) under the certificates are indexed against future inflation.

Recapitalization

         On March 30, 2001, our General Assembly Meeting authorized an increase in our authorized share capital from TL 240 trillion to TL 263.8 trillion. In May 2001, we announced that we would increase our capital from TL 240 trillion to approximately TL 263.8 trillion through a bonus share issue. The TL 23.8 trillion increase was profit gained from the sale of certain of our subsidiaries in June 2000.

         On May 16, 2001, we announced our intention to increase our authorized share capital by approximately TL 236.2 trillion (approximately $178 million at the payment dates) through a rights offering, assuming the rights are exercised in full. During the rights issue, we offered qualifying shareholders the opportunity to subscribe for approximately 236 billion new ordinary shares at a subscription price of TL 1,000 per ordinary share. During the subscription period, the take up rate for the rights issue was approximately 99.97%, which resulted in our receiving gross proceeds of approximately $178 million. We completed the offering in August 2001. We used the proceeds from the rights issue for debt repayment and to strengthen our cash position. As of September 30, 2002, our share capital was $636.1 million.

Effects of Inflation

         The annual inflation rates in Turkey were 39.0% and 68.5% for the years ended December 31, 2000 and 2001, respectively, based on the Turkish consumer price index. Annual inflation rates were 37.0% as of September 30, 2002 and 61.8% for the same period in 2001. Within a hyperinflationary economy such as Turkey's, holding TL-denominated monetary assets in excess of TL-denominated monetary liabilities results in a loss as the real value of the net monetary assets decreases in line with the inflation rate. In a situation where monetary liabilities exceed monetary assets, a gain results as the real value of the net liabilities decreases. In order to try to contain inflation rates that have averaged about 60% per annum over the past three years, the Turkish government has implemented policies, including certain austerity measures that could have a negative impact on the Turkish economy and on our profitability.

New Accounting Standards Issued

         In July 2001, the FASB issued SFAS No. 141, "Business Combinations", and SFAS No.142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after September 30, 2001 as well as all purchase method business combinations completed after September 30, 2001. SFAS No. 141 also specifies criteria that intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of this statement. SFAS No. 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". As of September 30, 2002, we do not have any goodwill or indefinite live intangible assets. We have adopted these statements on January 1, 2002. This adoption did not have a material effect on our consolidated financial position or results of operations.

         In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. We have not determined the impact, if any, of the adoption of SFAS No. 143 on our consolidated financial position or results of operations.

         On October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 is effective for the fiscal years beginning after December 15, 2001. While SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", it retains many of the fundamental provisions of that statement. SFAS No. 144 also supersedes the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", for the disposal of a segment of a business. However, it retains the requirement in APB Opinion No. 30 to report separately discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. By broadening the presentation of discontinued operations to include more disposal transactions, the FASB has enhanced managements' ability to provide information that helps financial statement users to assess the effects of a disposal transaction on the ongoing operations of an entity. We have adopted SFAS No. 144 on January 1, 2002. The adoption did not have a material impact on our financial position, results of operations, or cash flows.

         In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt", an amendment of APB Opinion No. 30, that required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result, the criteria set forth by APB Opinion 30 will now be used to classify those gains and losses. SFAS No. 64 amended SFAS No. 4, and is no longer necessary because SFAS No. 4 has been rescinded. SFAS No. 44 was issued to establish accounting requirements for the effects of transition to the provisions of the Motor Carrier Act of 1980. SFAS No. 145 also amends SFAS No. 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. SFAS No. 145 also makes non-substantive technical corrections to existing pronouncements. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002 with earlier adoption encouraged. We have not determined the impact, if any, of the adoption of SFAS No. 145 on our consolidated financial position or results of operations.

         In 2001, the Emerging Issues Task Force (EITF) within the FASB discussed EITF 00-14 "Accounting for Certain Sales Incentives", EITF 00-22 "Accounting for Points and Certain Other Time-Based or Volume-Based Sales Incentive Offers, and Offers for Free Products or Services to Be Delivered in the Future" and EITF 00-25 "Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products", which in November 2001 led to the issuance of EITF 01-09 "Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products". EITF 00-14, 00-22 and 00-25 address the extent to which different types of payments or benefits to retailers or customers shall be reported as either reductions in revenue or expenses. EITF 01-09 codifies and reconciles standards in the area. The regulations are effective for annual or interim periods beginning after December 15, 2001. We adopted EITF 01-09 on January 1, 2002. As a result of applying the provisions of EITF 01-09, our revenues, gross profit, and selling and marketing expenses each were reduced by an equal amount of $71.8 million and $16.9 for the nine month and three month periods ended September 30, 2001, respectively. The adoption of EITF 01-09 had no impact on our operating income, net income (loss) or earnings (loss) per share.

         In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. An entity would continue to apply the provisions of EITF 94-3 to an exit activity that it initiated under an exit plan that met the criteria of EITF 94-3 before the entity initially applied SFAS No. 146. We have not determined the impact, if any, of the adoption of SFAS No. 146 on our consolidated financial position or results.

Liquidity and Capital Resources

         Liquidity

         We require significant liquidity to finance capital expenditures for the expansion and improvement of our GSM network, for non-operational capital expenditures, for working capital and to service our debt obligations. To date, these requirements have been funded largely through supplier financings, bank borrowings, and the issuance of $700 million in bonds by a special purpose finance vehicle, Cellco Finance N.V. (Cellco), which issued $300 million of debt securities in July 1998 and $400 million of debt securities in December 1999, and a rights issue. As of September 30, 2002, total outstanding payables related to the Cellco transaction was $700 million.

         The net cash provided by our operating activities for the nine month periods ended September 30, 2001 and 2002 amounted to $164.8 million and $396.1 million, respectively. The increase in 2002 was primarily due to net income recorded for the nine month period ended September 30, 2002 compared with net loss for the same period in 2001.

         The net cash used for investment activities for the nine month period ended September 30, 2001 and 2002 amounted to $154.8 million and $131.1 million, respectively. From our formation through September 30, 2002, we made total capital expenditures for assets of $3.7 billion including our license, of which $87.3 million was for construction in progress and $2,067.3 million was for the build-out of the network. We also invested $667.1 million in computer software over that period. In February 1999, July 1999, January 2000 and January 2001, we signed contracts with Ericsson, our primary equipment supplier, to purchase approximately $514 million, $551 million, $640 million and $400 million, respectively, of equipment to expand and improve our network. Total investments in investees amounted to $103.7 million as of September 30, 2002 compared to $68.2 million as of September 30, 2001.

         On February 28, 2002, the shareholders of Fintur signed a letter of intent for the restructuring of Fintur's two business divisions, the international GSM businesses and the technology businesses. On May 10, 2002, we and the other shareholders of Fintur Holdings B.V. signed a Share Purchase Agreement in connection with the restructuring of Fintur's two business divisions, which includes the basic principles agreed in the letter of intent. On August 21, 2002, the shareholders of Fintur finalized the restructuring of Fintur's two business divisions. In line with the terms of the transaction, we acquired an additional 16.45% of Fintur's international GSM business from the Cukurova Group, increasing our stake in the business to 41.45%. We also transferred our entire interest in Fintur's technology businesses to the Cukurova Group. As of September 30, 2002, we remain contingently liable for $63.1 million debt related to the technology businesses. The consideration paid by us to the Cukurova Group resulting from this transaction amounted to $70.7 million. On March 7 and May 29, 2002, we paid $35.4 million and $3.8 million to the Cukurova Group, respectively, and on August 21, 2002 we paid the remaining $31.6 million to the Cukurova Group. We had receivables from Fintur of $67.3 million as of August 21, 2002 (December 31, 2001: $63.2 million; September 30, 2002: $0.8 million), and on August 22, 2002 we collected such receivables upon the completion of the transaction. The receipt of these receivables offset a major portion of the consideration paid by us to the Cukurova Group. Therefore, our net cash outflows in connection with the restructuring amounted to approximately $3.5 million. Upon the signing of the letter of intent, Fintur classified the subsidiaries in the technology businesses as held for sale and measured them at the lower of their carrying amount or fair value less cost to sell. Accordingly, Fintur had an impairment charge of approximately $27 million based on its unaudited consolidated financial statements for the three month period ended March 31, 2002. The $27 million impairment charge has been recognized in Fintur's unaudited consolidated financial statements for the three month period ended March 31, 2002, which had an effect amounting to approximately $6.7 million in our consolidated results of operations for the three month period ended March 31, 2002. This transaction will enable us to focus on our core mobile business since these GSM operations are located in countries with low mobile penetration rates, which our management believes will provide opportunities for future growth.

         The net cash used for financing activities for the nine month period ended September 30, 2001 and 2002 amounted to $240.0 million and $202.7 million, respectively. As of September 30, 2002, $1,396.9 million was outstanding as short-term and long-term borrowings. We also entered into lease agreements in the amount of $66.7 million with various leasing companies ($63.2 million for our headquarters and other real estate and $3.5 million for computers installed at the building, office equipment and company cars). On November 24, 1999, we entered into another bank facility, which provides for $550 million of senior amortizing term loan facilities. We made our first drawing in the amount of $332.5 million on December 9, 1999 under this bank facility, and as of September 30, 2002, $244.4 million was outstanding.

         On November 9, 2000, we signed a loan agreement for three years amounting to $200 million for investment financing purposes. The lender under the agreement is Akbank T.A.S. (Akbank). The loan will be repaid in semi-annual installments starting on November 11, 2002, and the repayments will be in the amount of $50 million, $100 million and $50 million on November 11, 2002, May 9, 2003 and November 10, 2003, respectively. The loan bears an interest rate of LIBOR plus 5.25%.

         On November 22, 2000, we signed two new loan agreements for three years amounting to $100 million and $150 million for investment financing purposes. The $100 million loan from Vakiflar Bankasi T.A.O. (Vakifbank) will be repaid in seven consecutive quarterly installments starting on June 24, 2002, and bears an interest rate of 11.95% per annum, which was amended to 16.0% per annum as of March 22, 2001, and amended to 14% per annum as of November 1, 2001. A further rate cut was effective as of February 1, 2002 after which the interest rate became 12% per annum. On June 3, 2002, we agreed with Vakifbank to amend the interest rate further. Accordingly, the interest rate has been amended as 10% per annum effective May 1, 2002, 9% per annum effective June 1, 2002 and 8.5% per annum effective October 1, 2002. The $150 million loan from Garanti Bankasi A.S. (Garanti) will be repaid in four semi-annual equal installments starting on June 21, 2002, and bears an interest rate of LIBOR plus 5.30% per annum, which was amended to 17% per annum as of March 22, 2001, and amended to 14% per annum as of November 1, 2001. Further rate cuts were effective as of January 3, 2002, April 1, 2002 and June 30, 2002 after which the interest rates became 12%, 9% and 8.21% per annum, respectively. On December 5, 2000, we signed a loan agreement with Akbank for three years amounting to $50 million for investment financing purposes. The loan will be repaid in semi-annual installments starting on December 5, 2002 and the repayments will be in the amount of $12.5 million, $25 million and $12.5 million on December 5, 2002, June 5, 2003 and December 5, 2003, respectively. The loan bears an interest rate of LIBOR plus 5.25%.

         In the first nine months of 2002, we spent approximately $59.3 million, after deducting fixed asset disposals of $1.1 million, for capital expenditures compared with $181.9 million for the same period in 2001. We are now in a position to complete the year with capital expenditures of approximately $85 million, which is well below the budgeted amount of $150 million. Our capital expenditures will be lower than budgeted mainly due to slower technological improvements for our 2.5G network and delayed investments in related data services because of lower market demand.

         In 2001, we increased our authorized share capital by approximately TL
236.2 trillion (approximately $178 million at the payment dates) through a rights offering. During the rights issue, we offered qualifying shareholders the opportunity to subscribe for approximately 236 billion new ordinary shares at a subscription price of TL 1,000 per ordinary share. During the subscription period, the take up rate for the rights issue was approximately 99.97%, which resulted in our receiving gross proceeds of approximately $178 million. We completed the offering in August 2001. We used the proceeds from the rights issue for debt repayment and to strengthen our cash position. As of September 30, 2002, our share capital was $636.1 million.

         At December 31, 2001, our current liabilities exceeded our current assets by approximately $248.7 million. At September 30, 2002, our current liabilities exceeded our current assets by approximately $252.6 million.

         Contractual Obligations and Commercial Commitments

         The following table illustrates our major contractual obligations and commitments as of September 30, 2002.

---------------------------------------------------------------------------------------------------------------------
US$ Million                                                      Payments due by period
---------------------------------------------------------------------------------------------------------------------
Contractual Obligations                      Total        Less than 1       1-3 years        4-5 years     After 5 years
                                                             year
---------------------------------------------------------------------------------------------------------------------
Long-Term Borrowings                         1,396.1          452.4            943.7              -               -
---------------------------------------------------------------------------------------------------------------------
Capital Lease Obligations                       38.0           12.9             22.4             2.7
---------------------------------------------------------------------------------------------------------------------
Operating Leases                                12.5            2.3              5.5             3.1             1.6
---------------------------------------------------------------------------------------------------------------------
Total Contractual Cash Obligations           1,446.6          467.6            971.6             5.8             1.6
---------------------------------------------------------------------------------------------------------------------

         Related Party Transactions

         KVK Mobil Telefon Sistemleri A.S. (KVK)

         KVK, one of our principal SIM card distributors, is a Turkish company, which is affiliated with our shareholders. In addition to sales of simcards and scratch cards, we have entered into several agreements with KVK, in the form of advertisement support protocols, each lasting for different periods pursuant to which KVK must place advertisements for our services in newspapers. The objective of these agreements was to promote and increase handset sales with our prepaid and postpaid brand SIM cards, thereby supporting the protection of our market share in the prevailing market conditions. The prices of the contracts were determined according to the cost of advertising for KVK and the total amount of advertisement benefit received, reflected in our market share in new subscriber acquisitions. Distributors' campaign projects and market share also contributed to the budget allocation. The total amount of simcard and scratch card sales to KVK in the nine month and three month periods ended September 30, 2002 amounted to $66.8 million and $11.0 million, respectively.

         ADD Production Medya A.S. (ADD)

         ADD, a media planning and marketing company, is a Turkish company owned by one of our principal shareholders, Cukurova Group. We entered into a media purchasing agreement with ADD on January 23, 2002, which will last until December 31, 2002. The purpose of this agreement is to benefit from the expertise and bargaining power of ADD against third parties, regarding the formation of media purchasing strategies for both postpaid and prepaid brands. The contract prices were determined according to prevailing market prices for media purchasing. The total amount charged by ADD in the nine month and three month periods ended September 30, 2002 amounted to $38.7 million and $15.9 million, respectively.

         Geocell LTD (Geocell)

         Geocell, one of the cellular phone operators in Georgia, is an indirect subsidiary of Fintur. We have signed an agreement for the export of a set of renovated but usable GSM equipments to Geocell. The objective of the agreement is to make use of the fixed assets that are no longer used in our network. The prices were determined following the examination of fair values of the equipment in consideration. The contract amount is $5.7 million, which will be received within one year after the delivery date of the goods. The total GSM equipment sold to Geocell in the nine month and three month periods ended September 30, 2002 amounted to $1.8 million and nil, respectively.

         Hobim Bilgi Islem Hizmetleri A.S. (Hobim)

         Hobim, one of the leading data processing and application service provider companies in Turkey, is owned by the Cukurova Group. We have entered into invoice printing and archiving agreements with Hobim under which Hobim provides us with monthly invoice printing services and manages archiving of invoices and subscription documents for an indefinite period of time. Prices of the agreements are determined as per unit cost plus profit margin. The total amount charged by Hobim related to these contracts in the nine month and three month periods ended September 30, 2002 amounted to $4.1 million and $1.4 million, respectively.

         A-Tel Pazarlama ve Servis Hizmetleri A.S. (A-Tel)

         A-Tel is one of the principal importers of handsets and is involved in marketing, selling and distributing of our prepaid system. A-Tel acts as our sole dealer for Muhabbet Kart (a prepaid card), and receives dealer activation fees and simcard subsidies for the sale of Muhabbet Kart. In addition to sales of simcards and scratch cards we have entered into several agreements with A-Tel for sales campaigns and for subscriber activations. Sales campaigns are also incorporated with Sabah, the media company. The total amount of simcard and scratch card sales to A-Tel in the nine month and three month periods ended September 30, 2002 amounted to $88.2 million and $32.0 million, respectively.

         Asli Gazetecilik ve Matbaacilik A.S. (Asli Gazetecilik)

         Asli Gazetecilik, a media planning and marketing company, is a Turkish company owned by one of our principal shareholders, Cukurova Group. We receive services related to making space and airtime reservations for advertisements on television stations, radio stations, newspapers and magazines. Services we received are priced according to prevailing market prices. The total amount charged by Asli Gazetecilik related to these services in the nine month and three month periods ended September 30, 2002 amounted to $12.3 million and $4.2 million, respectively.

         Superonline Uluslararasi Elektronik Bilgilendirme ve Haberlesme Hizmetleri A.S. (Superonline)

         We have entered into an agreement with Superonline to provide each other with mutual services. According to this agreement, Superonline will provide us with dealer automation services, web hosting services, internet access services, high speed circuit switched data services, wireless application protocol services and unified messaging services. We will provide space to Superonline on base station sites to install servers and equipments to increase the performance of the system infrastructure of Superonline. The total amount of services charged by Superonline in the nine month and three month periods ended September 30, 2002 was $0.6 million and $0.2 million, respectively.

         Digital Platform Iletisim Hizmetleri A.S. (Digital Platform)

         Digital Platform, a direct-to-home digital broadcasting company under Digiturk brand name, is a Turkish company owned by one of our principal shareholders, Cukurova Group. Digital Platform holds the broadcasting rights for Turkish Super Football League until May 2004. We have entered into several agreements with Digital Platform, in order to exploit the unique position of Digital Platform in Turkey, including a slow motion advertising agreement, relating to our ads shown on digital television screens during football games and related events, amounting to $5.0 million for a period of one year and extendable if any of the parties do not oppose it. The contract prices were determined by the related media channels. We have agreed with Digital Platform to sponsor some of the films broadcast on its pay-per-view channels. We also have a rent agreement for the space occupied by Digital Platform in one of our leased buildings, an agreement related to the provision of Group SMS services that we offer to Digital Platform, and an agreement for call center services provided by our subsidiary Global. Prices for these contracts were determined based on prevailing market prices for these services. The total amount charged by Digital Platform related to these contracts in the nine month and three month periods ended September 30, 2002, including payments for sponsorships and services, amounted to $6.6 million and $2.6 million, respectively.

         Genel Yasam Sigorta A.S. (Genel Yasam Sigorta)

         Genel Yasam Sigorta, a life insurance company, is a Turkish company owned by one of our principal shareholders, Cukurova Group. We have signed agreements for the life insurance policies related to our personnel and the personnel of some of our dealers, based on their performance. The contract prices were determined based on the prevailing market prices. Total amount charged by Genel Yasam Sigorta related to these contracts in the nine month and three month periods ended September 30, 2002 amounted to $8.0 million and $3.0 million, respectively.

         Yapi ve Kredi Bankasi A.S. (Yapi ve Kredi)

         Yapi ve Kredi, one of the largest commercial banks in Turkey, is one of our shareholders. We have entered into an agreement with Yapi ve Kredi providing for Yapi ve Kredi to issue a co-brand Turkcell credit card. The card provides a discount to cardholders on their purchases using the card and we and Yapi ve Kredi share the expenses created by the discount. We participate in the interest paid under the card. We collected about $119.3 million under this program from its inception in August 1998 through September 30, 2002. We also use Yapi ve Kredi as one of our major collection channels for our postpaid customers. Total amounts collected via Yapi ve Kredi ATMs and branches in the nine month and three month periods ended September 30, 2002 amounted to $214.7 million and $72.0 million, respectively.

         Pamukbank T.A.S. (Pamukbank)

         Pamukbank, one of the largest commercial banks in Turkey. We use Pamukbank as one of our major collection channels for our postpaid customers. Total amounts collected via Pamukbank ATMs and branches in the nine month and three month periods ended September 30, 2002 amounted to $53.1 million and $17.0 million, respectively.

         Baytur Insaat Taahhut A.S. (Baytur)

         Baytur is a leading international construction company owned by one of our principal shareholders, Cukurova Group. We had agreements with Baytur regarding the construction of various Turkcell Operation Centers in a number of cities throughout the country. The total amount of the agreements regarding these projects amounted to $29.0 million. All payments regarding these contracts have been made by us and contracts have expired as of September 30, 2002.

         Yapi Kredi Finansal Kiralama A.S. (Yapi Kredi Leasing)

         Yapi Kredi Leasing, an affiliate of Yapi ve Kredi Bankasi A.S., one of our shareholders, is a financial leasing company. We have entered into a finance lease agreement with Yapi Kredi Leasing for the new headquarters building we began to occupy in early 1998. The purchase price of the building was $14.2 million. We purchased the building on May 17, 2002 for its nominal purchase price.

         In addition, we have entered into a lease agreement with Yapi Kredi Leasing for a building in Ankara for regional offices. The total purchase price of the building was $16.4 million and our outstanding lease obligation at September 30, 2002 was $10.3 million (December 31, 2001: $11.9 million). We may purchase the buildings at the end of the lease period for a nominal purchase price. Total amount paid to Yapi Kredi Leasing related to these contracts in the nine month and three month periods ended September 30, 2002 amounted to $4.7 million and $1.0 million, respectively.

         Pamuklease Pamuk Finansal Kiralama A.S. (Pamuk Leasing)

         Pamuk Leasing (formerly Interlease Inter Finansal Kiralama A.S.) is a Cukurova Group Company. We have entered into five lease agreements with Pamuk Leasing for our departments and regional offices in Istanbul, Ankara and Izmir. The total purchase price of the buildings was $32.7 million and our outstanding lease obligation at September 30, 2002 was $18.7 million (December 31, 2001:
$22.6 million). We may purchase the buildings at the end of the lease period for a nominal purchase price. Total amount paid to Pamuk Leasing related to these contracts in the nine month and three month periods ended September 30, 2002 amounted to $6.7 million and $2.3 million, respectively.

         GSM Kazakhstan LLP OAO (GSM Kazakhstan)

         GSM Kazakhstan, one of the largest cellular phone operators in Kazakhstan, is a subsidiary of Fintur. We have signed various agreements for the export of a set of renovated but usable GSM equipment to GSM Kazakhstan. The objective of the agreement is to make use of the fixed assets that are no longer used in our network. The prices were determined following the examination of fair values of the equipment in consideration. The total amount of contracts is $7.6 million, which will be received within one year after the delivery date of the goods. The total GSM equipment sold to GSM Kazakhstan in the nine month and three month periods ended September 30, 2002 amounted to $0.1 million and nil, respectively.

         Milleni.com GmbH (Milleni.com)

         Milleni.com, one of the active players in the international carrier's carrier market, is a subsidiary of Fintur's subsidiary in Germany, European Telecommunications Holding A.G. (ETH). We have signed an agreement to provide telecommunications services to each other whereby Milleni.com may convey calls to our switch and we may convey calls to Milleni.com's switch, in both cases, for onward transmission to their destinations. The prices per airtime are changed depending on the destination. In the nine month and three month periods ended September 30, 2002, the total amount charged by Milleni.com related to this agreement was $5.5 million and $2.6 million, respectively. In the nine month and three month periods ended September 30, 2002, the total amount charged to Milleni.com related to this agreement was $5.2 million and $2.2 million, respectively.

         Personal loans to directors and executive officers

         As of December 31, 2001 and September 30, 2002, 10 of our directors and executive officers have outstanding personal loans from us amounting to $0.2 million and $0.1 million, respectively.

         Contingent Liabilities

         The following table illustrates our major contingent liabilities as of September 30, 2002.

                                                    Amount of contingent liability expiration per period
                                                            Remaining
                                                Total      commitment
(USD million)                                   amount     at September    Less than    1 - 3     4 - 5    Over 5
                                              committed      30, 2002       1 year      years     years    years
Guarantees
Digital Platform                                 88.9          63.1          29.3       29.3       4.5       -
     BNP - Brussels (Buyer Credit)               50.2          35.7          10.8       21.6       3.3       -
     BNP - Brussels (Financial Loan)              8.2           4.9           2.8        2.1         -       -
     BNP - Hungary (Buyer Credit)                13.1           8.1           2.3        4.6       1.2       -
     BNP - Hungary (Financial Loan)               2.2           1.3           0.7        0.6         -       -
     Websterbank - USA                            1.2           0.6           0.2        0.4         -       -
     HSBC - Istanbul Main Branch                 14.0          12.5          12.5          -         -       -
Moldcell                                          5.0           5.0           5.0          -         -       -
     Toprakbank                                   5.0           5.0           5.0          -         -       -
Geocell                                           3.6           3.6           3.6          -         -       -
     Toprakbank                                   3.6           3.6           3.6          -         -       -
Inteltek                                          0.2           0.2           0.2          -         -       -
     Denizbank                                    0.2           0.2           0.2
Hobim                                             0.1           0.1           0.1          -         -       -
     BNP AK Dresdner (Financial Leasing)          0.1           0.1           0.1          -         -       -

         Guarantees given for Digital Platform are related to loans for set-top box, head-end and uplink imports and working capital financing used from the respective banks.

         Guarantees given for Moldcell and Geocell are related to loans for working capital financing used from the respective banks.

         Guarantees given for Inteltek are related to a guarantee letter issued by the respective bank to Sportoto. Additionally, on November 8, 2002, another guarantee, amounting to $1.1 million, is given for Inteltek related to a letter of guarantee issued by Garanti Bank for financial leasing agreements with Garanti Leasing.

         Guarantees given for Hobim is related to financial leasing agreements made with the respective lessor.

         On March 4, 2002, we provided financial support letters for Moldcell, GSM Kazakhstan and Geocell, which are subsidiaries of Fintur, for twelve months. Initially, we estimated our cash outflows in 2002 in this respect to be approximately $20.0 million, however as of September 30, 2002, we have not provided any financial support to these companies.

         Liquidity Outlook

         According to our current business plan, we believe that we will be able to finance our current operations, capital expenditures and financing costs and maintain and enhance our network in 2002 through our operating cash flow, our strong cash balance as of September 30, 2002 and certain financing arrangements that we have recently entered.

         In March 2002, we received intention letters from Vakifbank and Garanti Bankasi agreeing to the extension of approximately $120 million relating to 2002 principal repayments for one year. We will continue to pay interest during the extension period. During the first nine months of 2002, we did not use our option of those extensions and paid a total amount of $66.1 million in principal for these two loans. In March 2002, we also received a commitment letter from Yapi Kredi Bankasi for a loan of $200 million over one year. In addition, on May 9, 2002, we agreed with Akbank T.A.S. to extend two principal repayments of existing borrowings totaling $62.5 million, which were due in May and June 2002, for twelve months subsequent to their initial maturities. Furthermore, according to the agreement that we signed with Ericsson on December 14, 2001, $225 million of trade payable due in 2002 was scheduled to be repaid in three equal installments in April, May and June 2002. We have completed all repayments of $75 million each in April, May and June 2002, respectively. We believe that our cash from operations, will be sufficient to fully fund our business plan through December 31, 2002, which includes the repayment of approximately $138 million in principal and interest in debt obligations during the fourth quarter of 2002. Based on our current expectations regarding the domestic and international macroeconomic environment, developments in the telecommunications sector in general, our debt repayment schedule, costs arising from pending litigation and the cost of new financing, we do not foresee any funding gap in 2003. Notwithstanding this, if our current expectations regarding any of the foregoing items prove incorrect, we may need to obtain additional financing to fully fund our business plan through 2003.

         In order to finance certain payments that we may be required to make in relation with outstanding legal disputes and/or in order to maintain our liquidity position, we may raise a precautionary new financing in the fourth quarter of 2002 or during 2003. During the fourth quarter of 2002 or during 2003, we may seek such new financing through some combination of debt financing alternatives, the extension and/or refinancing of our existing obligations under certain loan agreements or through the issuance of new debt depending on the maturity and cost of new financing alternatives. We are currently evaluating different financing alternatives through domestic and international markets to ensure the continuity of our long-term borrowing structure and strategies. We will continue to focus on strategies for lowering weighted average cost of total borrowing and extending the maturity of outstanding borrowings. We are reviewing domestic loan alternatives either by extending the existing facilities or by obtaining additional domestic debt. In addition, we will be watching international debt markets for opportunities to make a longer term club deal or syndication. In the meantime, we will be following the high yield markets throughout 2002 and 2003 depending on the performance of the existing Cellco Bonds. We cannot assure you that we will be able to obtain any of this additional financing on terms that are satisfactory to us, or at all. Additionally, we may incur indebtedness only in compliance with the terms of the covenants regulating our existing debt. If for any reason adequate internal resources or external financing are not available as needed, we may not be able to maintain and enhance the quality of our network or to meet our other obligations and liabilities as they become due. This could lead to a loss of customers and market share, as well as potential defaults under, and refinancing or restructuring of, existing debt and other obligations, all of which could have a material adverse effect on our business, financial condition and results of operations.

         Based on our consolidated financial statements as of and for the six month period ended June 30, 2001, we were in breach of one of the covenants contained in our 1998 and 1999 bank facilities. We were not in breach of our covenant at December 31, 2000, September 30, 2001, December 31, 2001 or September 30, 2002. The breach of leverage ratio covenant was an event of default and in accordance with US GAAP we reclassified $305.5 million of our long-term debt as short-term debt payable in the current period as of June 30, 2001. During November 2001, we renegotiated the maximum leverage ratio and minimum interest coverage covenant. The renegotiated maximum leverage ratio covenant was agreed with retroactive effect by the lenders of our bank facilities. In addition, during the third quarter of 2001 we repaid the 1998 bank facility. As a result of the repayment of the 1998 bank facility and the renegotiations of the covenants, $244.4 million of debt that was classified as short-term debt at June 30, 2001, was reclassified as long-term debt as of December 31, 2001. For additional information on this breach, see "Item 13. Defaults, Dividends, Arrearages and Delinquencies" in the 20-F.

         As a result of recent improvements in the Turkish economy and legislative reforms undertaken by the government, we expect that we will be able to comply with the amended financial covenants in our debt agreements. However, we can make no assurances that there will not be any negative changes in our business or financial results, or any negative changes in the Turkish economy or the telecommunications industry that impact our financial condition negatively and cause us to breach the amended covenants. In such a case we may request additional amendments to our covenants but we can make no assurances that we will be able to obtain future amendments. Any breach of one or more of our financial covenants triggering acceleration of our indebtedness would have a material adverse effect on our business, financial conditions and results of operations.

         Please see note 2 to our consolidated financial statements and related notes as of December 31, 2000 and 2001 and for each of the years in the three-year period ended December 31, 2001.

Quantitative and Qualitative Discussion of Market Risk

         Total indebtedness denominated in foreign currencies (all in US Dollar) amounted to $1,425.2 million, representing almost 100% of our total indebtedness at September 30, 2002.

         During the first nine month period of 2002, we made principal loan payments of $205.3 million. We have incurred no additional indebtedness since December 31, 2001.

         Since December 31, 2001, the following terms of our indebtedness were amended:

         o The interest rate of the Garanti loan was 14% per annum as of December 31, 2001 and has been amended as 12% per annum on January 3, 2002, 9% per annum on April 1, 2002 and 8.21% per annum on June 30, 2002.

         o The interest rate of the Vakifbank loan was 14% per annum as of December 31, 2001 and has been amended as 12% per annum on February 1, 2002. On June 3, 2002, we agreed with Vakifbank to amend the interest rate further. Accordingly, the interest rate has been amended as 10% per annum effective May 1, 2002, 9% per annum effective June 1, 2002 and 8.5% per annum effective October 1, 2002.

         o On May 9, 2002, we agreed with Akbank T.A.S. to extend two principal repayments of existing borrowings totalling $62.5 million, which were due in May and June 2002, for twelve months subsequent to their initial maturities.

         Fair value of indebtedness as of September 30, 2002, which was outstanding at December 31, 2001, has not changed significantly except for loans under 1999 and 1998 Issuer Credit Agreements. The fair value of 1998 Issuer Credit Agreement has increased from $270.0 million at December 31, 2001 to $291.0 million at September 30, 2002; and the fair value of 1999 Issuer Credit Agreement has increased from $348.0 million at December 31, 2001 to $372.0 million at September 30, 2002.

         We are exposed to foreign exchange availability and rate risks that could significantly impact our ability to meet our obligations and finance our network construction. A substantial majority portion of our debt obligations and capital expenditures are, and are expected to continue to be, denominated in US Dollar. By contrast, substantially all of our revenues are, and will continue to be, denominated in Turkish Lira. In the normal course of business, on October 14, 2002 and October 16, 2002, we employed three USD/TL forward transactions maturing on December 30, 2002, facilitated by Deutsche Bank AG London, totalling to $20 million, in order to manage our foreign exchange risk more efficiently. There is no covenant restriction related with hedging transactions provided that the transaction is not made for purely speculative purposes and leverage ratio is below 4.00X. However, we keep our monetary balances in US Dollar to reduce our currency exposure and the maximum tariffs we may charge are adjusted periodically by the Telecommunications Authority to account, among other things, for the devaluation of the Turkish Lira.

Legal and Arbitration Proceedings

         We are involved in various claims, which are described in "Item 8A. Consolidated Statements and Other Financial Information-Legal and Arbitration Proceedings" in the 20-F.

         Subsequent to the filing of 20-F on May 21, 2002, we initiated an arbitral proceeding before the International Court of Arbitration of the International Chamber of Commerce against the Turkish Treasury and the Telecommunications Authority to resolve the dispute in respect to the determination of the items to be taken into account in the calculation of the "gross revenue", which is base for the calculation of the amounts to be paid to the Turkish Treasury in accordance with Article 8 of the License Agreement.

         Also, in connection with the dispute on collection of frequency usage fees, on March 27, 2002 we filed a lawsuit against the Telecommunications Authority requesting cancellation of the protocols obligating us to collect the frequency usage fees from the prepaid subscribers and to pay the collections to the Telecommunications Authority. On July 10, 2002, the court decided in our favour. The Telecommunications Authority has appealed the decision. We and our legal counsel believe that we will prevail in this matter. Accordingly, we have not made any provision in our consolidated financial statements.

         Further, effective from July 1, 2000, Turk Telekom had annulled the discount of 60% that it had provided to us based on its regular ratio, which had been provided for several years, and, at the same time, Turk Telekom had started to provide a discount of 25% being subject to certain conditions. We had filed a lawsuit against Turk Telekom for the application of the agreed 60% discount. However, on July 30, 2001, we had been notified that the appeals court upheld the decision made by the commercial court allowing Turk Telekom to terminate the 60% discount. Accordingly, we had paid and continue to pay transmission fees to Turk Telekom based on the 25% discount. Although Turk Telekom had not charged any interest on late payments at the time of such payments, we recorded an accrual amounting to TL 3.0 trillion (equivalent to $2.1 million and $1.8 million as of December 31, 2001 and September 30, 2002, respectively) for possible interest charges as of December 31, 2000. On May 9, 2002, Turk Telekom requested an interest payment amounting to TL 30.1 trillion (equivalent to $18.2 million at September 30, 2002) on these late payments. We did not agree with the Turk Telekom's interest calculation and, accordingly, we obtained an injunction from the commercial court to prevent Turk Telekom from collecting any amounts relating to this interest charge. Also, we initiated a lawsuit against Turk Telekom on the legality of such interest. As of September 30, 2002, we made a provision of TL 13.3 trillion (equivalent to $8.1 million as of September 30, 2002) because we and our legal counsel believe that this is the maximum potential liability in accordance with the relevant provisions of the Interconnection Agreement.

         There have been no other material changes in our legal and arbitration proceedings since the date of the 20-F.

Other Matters

         On June 18, 2002, the Banking Regulation and Supervision Agency of Turkey (the BRSA) transferred the management and supervision of Pamukbank T.A.S. (Pamukbank), one of our shareholders, to the Savings Deposit Insurance Fund of Turkey (the SDIF) who took over all shareholding rights of all Pamukbank shareholders, excluding their dividend entitlements. The BRSA cited that Pamukbank failed to take measures required under the Turkish Banks Act; that its total liabilities exceed its total assets and that its financial weakness threatened depositors' rights as well as the safety and soundness of the Turkish financial system. In addition, the SDIF has acquired ownership of Pamukbank by paying the amount equivalent to Pamukbank's losses. As of September 30, 2002, to the best of our knowledge, Pamukbank held 7.87% ownership interest indirectly over Turkcell Holding A.S in Turkcell. On August 9, 2002, Pamukbank advised us that the BRSA decided to transfer shares of Turkcell held directly by Pamukbank, approximately 0.51% of Turkcell's outstanding share capital, to the SDIF. Pamukbank is majority owned by the Cukurova Group, which was our largest shareholder. Accordingly, on August 21, 2002, the Board of Directors of Turkcell resolved to register such shares in the Share Register of Turkcell under the name of the SDIF. On November 22, 2002, Council of State Administrative Cases Department General Assembly rendered precautionary judgement regarding Pamukbank's case.

         On October 1, 2002, Telia AB and Sonera published a prospectus for the share exchange offer related to the announced merger of the two companies. According to the prospectus, the transaction is expected to be completed before the end of 2002. We do not currently know how the merger will be finalized and what its legal effects will be. Prior to the finalization of the transaction we do not anticipate that we will be able to provide any further or additional clarity.

                       TURKCELL ILETISIM HIZMETLERI A.S.
                              AND ITS SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
             AT DECEMBER 31, 2001 AND SEPTEMBER 30, 2002 (Unaudited)
                        (In thousands, except share data)

                                                                         December 31,       September 30,
                                                                             2001                2002
                                                                         -----------       --------------
                                                                                             (unaudited)
ASSETS
CURRENT ASSETS
  Cash and cash equivalents                                              $   243,114           305,403
  Trade receivables and accrued income, net (Note 5)                         256,143           265,370
  Due from related parties (Note 6)                                          164,448            86,531
  Inventories                                                                 12,154            10,578
  Prepaid expenses                                                            20,843            21,462
  Other current assets (Note 7)                                               46,965            34,493
                                                                         -----------         ---------
    Total current assets                                                     743,667           723,837

DUE FROM RELATED PARTIES (Note 8)                                             10,085            10,085
PREPAID EXPENSES                                                               3,300             2,259
INVESTMENTS (Note 9)                                                          58,329           103,682
FIXED ASSETS, net (Note 10)                                                1,655,110         1,490,074
CONSTRUCTION IN PROGRESS (Note 11)                                           119,636            87,270
INTANGIBLES, net (Note 12)                                                   916,920           865,369
OTHER LONG TERM ASSETS                                                        28,996            18,934
                                                                         -----------         ---------
                                                                         $ 3,536,043         3,301,510
                                                                         ===========         =========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Short term borrowings (Note 13)                                        $   383,167           453,201
  Trade payables (Note 14)                                                   302,039            93,011
  Due to related parties (Note 15)                                             3,626             1,254
  Taxes payable (Note 17)                                                        130              --
  Other current liabilities and accrued expenses (Note 16)                   303,425           428,954
                                                                         -----------         ---------
    Total current liabilities                                                992,387           976,420
LONG TERM BORROWINGS (Note 18)                                             1,218,903           943,710
LONG TERM LEASE OBLIGATIONS (Note 19)                                         27,103            20,627
RETIREMENT PAY LIABILITY                                                       4,737             6,053
MINORITY INTEREST                                                                896               737
OTHER LONG TERM LIABILITIES                                                    6,792             5,681
SHAREHOLDERS' EQUITY
  Common stock
  Par value one thousand TL; authorized, issued
    and outstanding 500,000,000,000 shares in 2001
    and 2002 (Note 20)                                                       636,116           636,116
  Additional paid in capital                                                     178               178
  Advances for common stock                                                      119               119
  Legal reserves                                                                   5                 5
  Accumulated other comprehensive loss (Note 3)                               (1,875)           (3,793)
  Retained earnings                                                          650,682           715,657
                                                                         -----------         ---------
    Total shareholders' equity                                             1,285,225         1,348,282
                                                                         -----------         ---------

COMMITMENTS AND CONTINGENCIES (Note 23)                                  $ 3,536,043         3,301,510
                                                                         -----------         ---------

The accompanying notes are an integral part of these consolidated financial statements.




                       TURKCELL ILETISIM HIZMETLERI ADS.
                              AND ITS SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
  FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2001 AND 2002
                                  (Unaudited)
                       (In thousands, except share data)

                                                                    Three Months Ended                     Nine Months Ended
                                                                       September 30,                          September 30,
                                                               2001                2002                2001                 2002
                                                      -----------------     ---------------     ---------------     ---------------
                                                      $      (Unaudited)                            (Unaudited)
Revenues (Notes 4 and 21)                               $        440,636             534,332           1,331,726           1,469,001
Direct cost of revenues                                       (309,029)           (347,455)           (903,535)         (1,003,494)
                                                      ----------------     ---------------     ---------------     ---------------
    Gross profit                                               131,607             186,877             428,191             465,507

General and administrative expenses                            (27,088)            (25,076)           (106,556)            (77,278)
Selling and marketing expenses (Note 4)                        (27,555)            (44,762)           (126,707)           (142,764)
                                                      ---------------     ---------------     ---------------     ---------------
    Operating income                                            76,964             117,039             194,928             245,465

Income (expense) from related parties,
  net (Note 22)                                                  1,072                 (17)              2,184                  62
Interest income                                                 19,021              22,360              74,364              79,123
Interest expense                                               (74,992)            (67,776)           (234,944)           (218,534)
Other income (expense), net                                    (13,777)             (2,661)            (15,059)              2,782
Equity in net income (loss)
  of unconsolidated investees (Note 9)                         (11,478)                165             (41,626)            (23,413)
Minority interest                                                   72                  46                 488                 165
Translation loss                                               (23,462)            (10,359)           (130,872)            (20,675)
                                                      ----------------     ---------------     ---------------     ---------------
    Income (loss) before taxes                                 (26,580)             58,797            (150,537)             64,975

Income tax benefit (Note 17)                                      --                  --                 8,783                --
                                                      ----------------     ---------------     ---------------     ---------------
  Net income (loss)                                   $        (26,580)             58,797            (141,754)             64,975
                                                      ================     ===============     ===============     ===============
Basic and diluted earnings (loss)
  per common share (Note 20)                          $       (0.00006)            0.00012            (0.00031)            0.00013
                                                      ================     ===============     ===============     ===============
Weighted average number of common shares
  outstanding (Note 20)                                480,033,876,523     500,000,000,000     460,356,343,683     500,000,000,000

  The accompanying notes are an integral part of these consolidated financial statements.


                       TURKCELL ILETISIM HIZMETLERI A.S.
                              AND ITS SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
    FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2001 AND 2002 (Unaudited)
                                 (In thousands)

                                                   September 30,   September 30,
                                                        2001           2002
                                                   -------------   -------------
                                                   (unaudited)      (unaudited)
Operating Activities:
Net income (loss)                                    $(141,754)       64,975
Adjustments to reconcile net income (loss)
to net cash provided by operating activities:
  Depreciation and amortization                        292,835       309,408
  Provision for retirement pay liability                  (107)        1,316
  Provision for inventories                               --           2,275
  Provision for doubtful receivables                   (49,697)        5,718
  Provision for income taxes                              --            (130)
  Accrued income                                        29,885         5,291
  Accrued expense                                      (35,078)      117,777
  Equity in net loss of unconsolidated investees        41,626        23,413
  Minority interest                                        786          (159)
  Deferred taxes                                       (24,594)         --
Changes in assets and liabilities:
  Trade receivables                                    114,009       (20,236)
  Due from related parties                             (21,411)       77,917
  Inventories                                           (3,435)         (699)
  Prepaid expenses                                      (5,933)          422
  Other current assets                                  (8,115)       12,920
  Advances to related parties                            1,020          --
  Other long term assets                                   406           477
  Due to related parties                                  (586)       (2,372)
  Trade payables                                       (17,376)     (209,028)
  Other current liabilities                             (8,868)        7,971
  Other long term liabilities                            1,150        (1,111)
                                                     ---------     ---------
    Net cash provided by operating activities          164,763       396,145

Investing Activities:
  Additions to fixed assets                           (126,025)      (66,916)
  Reductions in construction in progress                44,797        32,366
  Additions to intangibles                             (22,062)      (25,858)
  Investments in investees                             (51,544)      (70,741)
                                                     ---------     ---------
    Net cash used for investing activities            (154,834)     (131,149)

Financing Activities:
  Proceeds from issuance of and
    advances for common stock                          178,033          --
  Payment on long and short term debt                 (429,769)     (205,159)
  Net decrease in debt issuance expenses                17,779         9,137
  Payment on lease obligations                          (6,025)       (6,685)
                                                     ---------     ---------
    Net cash used for financing activities            (239,982)     (202,707)

Net increase (decrease) in cash                       (230,053)       62,289
Cash at the beginning of period                        363,365       243,114
                                                     ---------     ---------
Cash at the end of period                            $ 133,312       305,403
                                                     =========     =========
Supplemental cash flow information:
Interest paid                                          175,574       130,644
Taxes paid                                                --            --
Non-cash investing activities
  Accrued capital expenditures                          82,208          --

  The accompanying notes are an integral part of these consolidated financial statements.


                       TURKCELL ILETISIM HIZMETLERI A.S.
                              AND ITS SUBSIDIARIES
           CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
                            AND COMPREHENSIVE INCOME
         FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2002 (Unaudited)
                       (In thousands, except share data)

                                                                  Advances                                Accumulated
                                                       Additional   for                                      other         Total
                                     Common stock       paid in    common   Legal Comprehensive Retained comprehensive shareholders'
                                  Shares       Amount   capital     stock reserves   income     earnings     loss         equity
                            ---------------  ---------- -------   ------- -------- ------------ -------  ------------- -------------
Balances at
 December 31, 2001          500,000,000,000  $  636,116  178        119      5          --      650,682    (1,875)      1,285,225
  Comprehensive income:
   Net income                                                                        64,975      64,975                    64,975
   Other comprehensive loss:
    Translation adjustment                                                           (1,918)               (1,918)         (1,918)
                                                                                     ------
 Comprehensive income                                                                63,057
                                                                                     ======
                            ---------------  ----------  ---        ---       -                 -------    ------       ---------
Balances at
  September 30, 2002        500,000,000,000  $  636,116  178        119       5                 715,657    (3,793)      1,348,282
                            ===============  ==========  ===        ===       =                 =======    ======       =========

  The accompanying notes are an integral part of these consolidated financial statements.




         Turkcell Iletisim Hizmetleri Anonim Sirketi and Its Subsidiaries

         Notes to Consolidated Financial Statements
         As of December 31, 2001 and September 30, 2002 (Unaudited), and for the Three and Nine Month Periods Ended September 30, 2001 and 2002 (Unaudited)

         (Amounts in thousands of US Dollar unless otherwise stated except share amounts)


1)       Business:

         Turkcell Iletisim Hizmetleri Anonim Sirketi (Turkcell-Parent company) was incorporated on October 5, 1993. It is engaged in establishing and operating a Global System for Mobile Communications (GSM) network in Turkey. Turkcell and Turk Telekomunikasyon A.S. (Turk Telekom), a state owned organization of Turkey, were parties to a revenue sharing agreement signed in 1993, which set forth the terms related to the construction and operating phases of GSM network (the Revenue Sharing Agreement). In accordance with this agreement, Turk Telekom contracted with subscribers, performed billing and collection and assumed collection risks, while Turkcell made related GSM network investments. The Revenue Sharing Agreement covered a period of 15 years commencing in 1993. Turk Telekom and Turkcell shared revenues billed for subscription fees, monthly fixed fees and outgoing calls, at a ratio of 67.1% and 32.9%, respectively. In addition, Turkcell received 10% of revenues billed for incoming calls. On April 27, 1998, Turkcell signed a license agreement (the License Agreement or License) with the Ministry of Transportation and Communications of Turkey (the Turkish Ministry). In accordance with the License Agreement, Turkcell was granted a 25 year GSM license for a license fee of $500,000. The License Agreement permits Turkcell to operate as a stand-alone GSM operator and free it from some of the operating constraints, which were stated in the Revenue Sharing Agreement. Under the License, Turkcell collects all of the revenue generated from the operations of its GSM network and pays the Undersecretariat of Treasury (the Turkish Treasury) an ongoing license fee equal to 15% of its gross revenue. Turkcell also continues to build and operate its GSM network and is authorized to, among other things, set its own tariffs within certain limits, charge peak and off-peak rates, offer a variety of service and pricing packages, issue invoices directly to subscribers, collect payments and deal directly with subscribers. In May 2001, the Turkish Ministry's power relating to concession or license agreements or general permissions was transferred to the Telecommunications Authority, pursuant to new changes in the Telecommunications Law. On July 24, 2001, Turkcell renewed its License Agreement with the Telecommunications Authority. The Supreme Court (Danistay) refused some of the terms of this agreement and parties revised some of the terms. The Company signed the revised License Agreement on February 12, 2002. Pursuant to Danistay's examination, Telecommunications Authority signed the revised License Agreement on February 13, 2002, which became valid thereafter. In the revised License Agreement, all major rights and obligations included in the original License Agreement were preserved, with certain additional requirements including an obligation to pay an administration fee to the Telecommunications Authority equaling to 0.35% of net revenues.

         As of December 31, 2001, Kibris Mobile Telekomunikasyon Limited Sirketi (Kibris Telekom), Global Bilgi Pazarlama Danisma ve Cagri Servisi Hizmetleri A.S. (Global), Corbuss Kurumsal Telekom Servis Hizmetleri A.S. (Corbuss), Turktell Bilisim Servisleri A.S. (Turktell), Hayat Boyu Egitim A.S. (Hayat), Kibrisonline Limited Sirketi (Kibrisonline), Bilisim ve Egitim Teknolojileri A.S. (Bilisim), Digikids Interaktif Cocuk Programlari Yapimciligi ve Yayinciligi A.S. (Digikids) and Mapco Internet ve Iletisim Hizmetleri Pazarlama A.S. (Mapco) (the subsidiaries) were consolidated subsidiaries, owned 100.00%, 99.85%, 99.44%, 99.96%, 74.97%, 60.00%, 99.96%, 59.98% and 77.50%,
         respectively, by Turkcell or the subsidiaries.

         At the Board of Directors meetings of Turktell held on March 13, 2002 and April 19, 2002, it was resolved that Turktell acquires total 396,825 shares of Inteltek Internet Teknoloji Yatirim ve Danismanlik Ticaret A.S. (Inteltek), owned by Superonline Uluslararasi Elektronik Bilgilendirme ve Haberlesme Hizmetleri A.S. (Superonline) with a par value of one million TL each. In addition, at the Board of Directors of Turktell held on March 13, 2002, it was resolved that Turktell acquires one share of Inteltek owned by Filiz Bikmen with a par value of one million TL for TL 0.25 million. At the Board of Directors meeting held on July 19, 2002, it was resolved that Turktell acquires total 153,170 paid shares of Inteltek, owned by Superonline with a par value of one million TL each for TL 153,170 million. At the Board of Directors meeting held on August 27, 2002, it was resolved that Turktell sells 137,500 paid shares of Inteltek with a par value of one million TL each to Intralot Sa Trading, Production, Support and Management of Software and Electronic Systems of Multiple Use-Instant Lottery for TL 137,500 million. It was also resolved that Turktell sells 109,999 shares of Inteltek with a par value of one million TL each to Teknoloji Holding A.S. Since the share transfers are not completed yet, as of September 30, 2002, the ownership interest of the Company in Inteltek is 99.95%. Upon completion of the share transfers, the Company's ownership interest in Inteltek will decrease to 55%.

         On April 25, 2002, Turktell transferred its shares in Siber Egitim ve Iletisim Teknolojileri A.S. (Siber Egitim) to other shareholders of Siber Egitim without any consideration.

         As of September 30, 2002, Kibris Telekom, Global, Corbuss, Turktell, Hayat, Kibrisonline, Bilisim, Digikids, Mapco, and Inteltek are consolidated subsidiaries, owned 100.00%, 99.89%, 99.25%, 99.95%,
         74.96%, 60.00%, 99.95%, 59.97%, 70% and 99.95% respectively.

         As of September 30, 2002, Fintur Holdings B.V. (Fintur) was an equity investee. As of December 31, 2001, Fintur and Siber Egitim were equity investees. (Note 9)


(2)      Financial Position and Basis of Preparation of Financial Statements:

         Turkcell and its subsidiaries (the Company) maintain their books of account and prepare their statutory financial statements in their local currencies and in accordance with local commercial practice and tax regulations applicable in the countries where they are resident. The accompanying consolidated financial statements are based on these statutory records, with adjustments and reclassifications for the purpose of fair presentation in accordance with accounting principles generally accepted in the United States of America. The financial statements as of December 31, 2001 and September 30, 2002, and for the three month and nine month periods ended September 30, 2001 and 2002 present the consolidated financial position and consolidated results of operations of the Company. The unaudited consolidated financial statements of the Company as of September 30, 2002, and for the three month and nine month periods ended September 30, 2001 and 2002, in the opinion of the management of the Company, include all the adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results of such unaudited interim periods.

         Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual amounts could differ from those estimates. Significant estimates and assumptions include the depreciable lives of fixed assets and intangibles; amounts reflected as allowances for doubtful receivables and deferred tax assets.

         At September 30, 2002, current liabilities exceeded current assets by $252,583 (December 31, 2001: $248,720). This matter may raise doubt about the Company's ability to continue as a going concern. The consolidated financial statements referred to above have been prepared assuming that the Company will continue as a going concern. Management believes that the Company will generate sufficient operating cash flows to continue as a going concern. Accordingly, the consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. In addition, on March 5, 2002, Yapi ve Kredi Bankasi A.S. (Yapi Kredi), a shareholder and one of the largest Turkish banks, has committed to provide a cash loan, with market rates, up to $200,000 to the Company over the next twelve months. Also, on March 6, 2002, Vakiflar Bankasi TAO (Vakifbank) provided a letter of intent to extend the principal repayments of existing borrowings amounting to $42,857 and $57,143 that are due in 2002 and 2003, respectively, for twelve months subsequent to their initial maturities. Further on March 7, 2002, Turkiye Garanti Bankasi A.S. (Garanti) provided a letter of intent to extend the principal repayments of existing borrowings amounting to $75,000 that are due in 2002 for twelve months subsequent to their initial maturities. During the first nine months of 2002, the Company did not use the option of these extensions and paid a total amount of $66,071 principal for these two loans. Management will consider to make such extensions for the remaining principal repayments if necessary. Furthermore, on May 9, 2002, Turkcell agreed with Akbank T.A.S. to extend two principal repayments of existing borrowings totaling $62,500, which were due in 2002, for twelve months subsequent to their initial maturities.

         In its statutory financial statements prepared in accordance with local commercial and tax regulations, Turkcell has generated negative cash flows and losses from operating activities as of December 31, 2001 and September 30, 2002. Interest expense and exchange losses associated with financing the business have contributed to the negative cash flows and operating losses as well as tax saving accounting treatments applied by Turkcell in its statutory financial statements. In accordance with Turkish commercial legislation, Turkcell is required to maintain certain minimum levels of shareholders' equity in its statutory financial statements. Turkcell has met those minimum requirements.

         These unaudited interim financial statements should be read in conjunction with the Company's Annual Report on Form 20-F.

         As of September 30, 2002, the consolidated financial statements include the accounts of Turkcell and ten (December 31, 2001: nine) majority owned subsidiaries. Its investment in Fintur (December 31, 2001: Fintur and Siber Egitim) is included under the equity method of accounting (Note 9).

         The major principles of consolidation are as follows:

         -- All significant intercompany balances and transactions have been eliminated in consolidation.

         -- Minority interest in net assets and net income of the consolidated subsidiaries are separately classified --in the consolidated balance sheets and consolidated statements of operations.


(3)      Comprehensive Income

         The Company adopted SFAS No. 130, "Reporting Comprehensive Income", which requires the presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income generally encompasses all changes in shareholders' equity (except those arising from transactions with owners) and includes net income (loss), net unrealized capital gains or losses on available for sale securities and foreign currency translation adjustments. The Company's comprehensive income (loss) differs from net income (loss) applicable to common shareholders only by the amount of the foreign currency translation adjustment charged to shareholders' equity for the period. Comprehensive income (loss) for the three month and nine month periods ended September 30, 2001 and 2002 were ($26,761), $57,137, ($142,305)
         and $63,057, respectively.


(4)      New Accounting Standards Issued

         In July 2001, the FASB issued SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires that the purchase method of accounting used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. SFAS No. 141 also specifies criteria that intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". The Company adopted these statements on January 1, 2002. As of September 30, 2002, the Company does not have any goodwill or indefinite live intangible assets.

         In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. Management has not determined the impact, if any, of the adoption of SFAS No. 143 on the Company's consolidated financial position or results of operations.

         On October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 is effective for the fiscal years beginning after December 15, 2001. While SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", it retains many of the fundamental provisions of that Statement. SFAS No. 144 also supersedes the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", for the disposal of a segment of a business. However, it retains the requirement in APB Opinion No. 30 to report separately discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. By broadening the presentation of discontinued operations to include more disposal transactions, the FASB has enhanced managements' ability to provide information that helps financial statement users to assess the effects of a disposal transaction on the ongoing operations of an entity. The Company adopted SFAS No. 144 on January 1, 2002 and has not had a material impact on its financial position, results of operations, or cash flows.

         In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections". SFAS No. 145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt", an amendment of APB Opinion No. 30, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result, the criteria set forth by APB Opinion 30 will now be used to classify those gains and losses. SFAS No. 64 amended SFAS No. 4, and is no longer necessary because SFAS No. 4 has been rescinded. SFAS No. 44 was issued to establish accounting requirements for the effects of transition to the provisions of the Motor Carrier Act of 1980. SFAS No. 145 also amends SFAS No. 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. SFAS No. 145 also makes non-substantive technical corrections to existing pronouncements. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002 with earlier adoption encouraged. Management has not determined the impact, if any, of the adoption of SFAS No. 145 on the Company's consolidated financial position or results of operations.

         In 2001, the Emerging Issues Task Force (EITF) within FASB discussed EITF 00-14, "Accounting for Certain Sales Incentives", EITF 00-22 "Accounting for Points and Certain Other Time-Based or Volume-Based Sales Incentive Offers, and Offers for Free Products or Services to Be Delivered in the Future" and EITF 00-25, "Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products", which in November 2001 led to the issuance of EITF 01-09, "Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products". EITF 00-14, 00-22 and 00-25 address the extent to which different types of payments or benefits to retailers or customers shall be reported as either reductions in revenue or expenses. EITF 01-09 codifies and reconciles standards in the area. The regulations are effective for annual or interim periods beginning after December 15, 2001. The Company adopted EITF 01-09 on January 1, 2002. As a result of applying the provisions of EITF 01-09, the Company's revenues, gross profit, and selling and marketing expenses each were reduced by an equal amount of $16,931 and $71,769 for the three month and nine month periods ended September 30, 2001, respectively. The adoption of EITF 01-09 had no impact on operating income, net income (loss) or earnings (loss) per share.

         In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. An entity would continue to apply the provisions of EITF 94-3 to an exit activity that it initiated under an exit plan that met the criteria of EITF 94-3 before the entity initially applied SFAS No. 146. The Company has not determined the impact, if any, of the adoption of SFAS No. 146 on the Company's consolidated financial position or results of operations.


(5)      Trade Receivables and Accrued Income, net:

         At December 31, 2001 and September 30, 2002, the breakdown of trade receivables and accrued income is as follows:

                                                     December 31,  September 30,
                                                         2001          2002
                                                     ------------  -------------
                                                                    (Unaudited)

         Receivables from subscribers                $ 193,558        196,764
         Receivable from Turk Telekom                   50,810         67,765
         Accounts and checks receivable                 37,901         37,976
                                                     ---------        -------
                                                       282,269        302,505
         Accrued service income                         84,876         79,585
         Allowance for doubtful receivables           (111,002)      (116,720)
                                                     ---------        -------
                                                     $ 256,143        265,370
                                                     =========        =======

         The Company has a receivable from Turk Telekom at December 31, 2001 and September 30, 2002, which represents amounts that are due from Turk Telekom under the Interconnection Agreement. The Interconnection Agreement provides that Turk Telekom will pay Turkcell for Turk Telekom's fixed line subscribers' calls to Turkcell's GSM subscribers.

         The accrued service income represents revenues accrued for subscriber calls (air-time), which have not been billed. Due to the volume of subscribers, there are different billing cycles; accordingly, an accrual is made at each period end to accrue revenues for services rendered but not yet billed.

         Additionally, based on the decision of the Court of Appeal related to Turk Telekom Interconnection Dispute, management and legal counsel of the Company believes that no further provision for the 15% fund payments will be required and thus the Company reversed the unpaid two installments related to March-August period in 2000 amounting $11,252 as of September 30, 2002 by increasing the receivables from Turk Telekom with the same amount. For the paid amounts in 2000, the Company recorded an accrued income amounting $16,247 as of September 30, 2002. (Note 23)

         Accounts and cheques receivable represent amounts due from dealers and roaming receivables.

         Movements in the allowance for doubtful receivables are as follows:


                                                     December 31,  September 30,
                                                         2001          2002
                                                     ------------  -------------
                                                                    (Unaudited)

         Beginning balance                            $ 146,069       111,002
         Provision for doubtful receivables              59,640        27,321
         Write-off                                           -         (5,054)
         Effect of change in exchange rate              (94,707)      (16,549)
                                                      ---------       -------
         Ending balance                               $ 111,002       116,720
                                                      =========       =======


(6)      Due from Related Parties:

         As of December 31, 2001 and September 30, 2002, the balance comprised:

                                                                        December 31,  September 30,
                                                                            2001          2002
                                                                        ------------  -------------
                                                                                       (Unaudited)
         A-Tel Pazarlama ve Servis Hizmetleri A.S. (A-Tel)               $  35,011       24,482
         Digital Platform Iletisim Hizmetleri A.S. (Digital Platform)       21,379       14,137
         Asli Gazetecilik ve Matbaacilik A.S. (Asli Gazetecilik)             8,677       10,306
         KVK Mobil Telefon Sistemleri Ticaret A.S. (KVK)                    13,436        9,841
         ADD Production Medya A.S. (ADD)                                        -         7,116
         Sonera Corporation Inc.                                             3,262        3,083
         Geocell Ltd. (Geocell)                                              2,555        2,962
         Azertel Telekomunikasyon Yatirim Dis Ticaret A.S. (Azertel)         1,755        2,815
         Milleni.com GmbH (Milleni.com)                                      1,659        2,385
         Cukurova Investments N.V. (Cukurova Investments)                    1,735        1,735
         GSM Kazakhstan LLP OAO Kazakhtelecom (GSM Kazakhstan)               4,167        1,640
         Azercell Telecom B.M. (Azercell)                                    2,940        1,416
         Superonline                                                         2,150        1,142
         Fintur                                                             63,158          759
         Moldcell S.A.                                                         417          589
         Mobicom Bilgi Iletisim Hizmetleri A.S. (Mobicom)                      434          428
         Gurtel Telekomunikasyon Yatirim Dis Ticaret A.S. (Gurtel)           1,264           88
         Other                                                                 449        1,607
                                                                         ---------       ------
                                                                         $ 164,448       86,531
                                                                         =========       ======




         Due from A-Tel mainly resulted from simcard and prepaid card sales and advances given for hand-set subsidies provided by A-Tel in certain campaigns started by this company. (Note 22)

         Due from Digital Platform mainly resulted from receivables from call center revenues and advances given for current and planned sponsorships. (Note 22)

         Due from Asli Gazetecilik mainly resulted from advances given for making space and airtime reservations for advertisements on televisions, radio stations, newspapers and magazines mainly owned by Cukurova Group. (Note 22)

         Due from KVK mainly resulted from simcard and prepaid card sales to this company. (Note 22)

         Due from ADD mainly resulted from services rendered related to making space and airtime reservations for advertisements on television stations, radio stations, newspapers and magazines. (Note 22)

         Due from Sonera Corporation Inc. and Cukurova Investments resulted from the allocation of certain expenses made on behalf of these shareholders during the public offering.

         Due from Geocell mainly resulted from roaming receivables and sales of GSM equipment. (Note 22)

         Due from Azertel mainly resulted from expenses paid by Turkcell on behalf of this company.

         Due from Milleni.com mainly resulted from interconnection receivables.

         Due from GSM Kazakhstan mainly resulted from sales of GSM equipment and roaming receivables.

         Due from Azercell resulted from roaming receivables and consultancy services given to this company.

         Due from Superonline mainly resulted from receivables from call center revenues. (Note 22)

         Upon completion of Fintur restructuring described in Note 9, due from Fintur consisted of the invoices issued to Fintur regarding the expenses made on behalf of Fintur.

         Due from Gurtel mainly resulted from the equipment sales made to Geocell.


(7)      Other Current Assets:

         At December 31, 2001 and September 30, 2002, the balance comprised:

                                                   December 31,   September 30,
                                                       2001           2002
                                                   ------------   -------------
                                                                   (Unaudited)
         Deferred financing costs                    $ 14,123        14,571
         Blocked deposits                              11,403        11,125
         Advances to suppliers                          8,245         6,063
         Prepaid taxes                                  5,078           766
         Other                                          8,116         1,968
                                                     --------        ------
                                                     $ 46,965        34,493
                                                     ========        ======


(8)      Due from Related Parties - Long Term

         At December 31, 2001 and September 30, 2002, the balance represented an amount due from Azertel mainly resulted from the payment made by Azertel on behalf of Azercell to the Azerbaijan Ministry of Communication as profit guarantee for 1997, in accordance with Article 13 of the GSM contract dated January 19, 1996. Under an amendment made in 1998 to the original contract, the dividend guarantee was cancelled and advance payments on amounts already distributed as dividends for 1997 were repayable to Azercell. This balance is to be paid off by the cash generated from future dividends of Azercell to Azertel.


(9)      Investments:

         At December 31, 2001 and September 30, 2002, investments in associated companies were as follows:

                                                  December 31,   September 30,
                                                     2001             2002
                                                  ------------   -------------
                                                                  (Unaudited)

         Fintur                                     $58,229         103,682
         Siber Egitim                                   100              -
                                                    -------         -------
                                                    $58,329         103,682
                                                    =======         =======

         At December 31, 2001, the Company's ownership interest in Fintur and Siber Egitim were 25.00% and 49.98%, respectively. Investments in Fintur and Siber Egitim were accounted for under the equity method of accounting.

         On April 25, 2002, Turktell transferred its shares in Siber Egitim to other shareholders of Siber Egitim without any consideration.

         On February 28, 2002, the shareholders of Fintur signed a letter of intent for the restructuring of Fintur's two business divisions, the international GSM businesses and the technology businesses. On May 10, 2002, Turkcell and the other shareholders of Fintur signed a Share Purchase Agreement in connection with the restructuring of Fintur's two business divisions, which includes the basic principles agreed in the letter of intent. On August 21, 2002, the transaction has been completed. As per the subject transaction, Turkcell acquired an additional 16.45% of Fintur's international GSM business from the Cukurova Group, increasing its stake in the business to 41.45%. As part of the subject transaction, Turkcell transferred its entire interest in Fintur's technology businesses to the Cukurova Group. The consideration paid by Turkcell to the Cukurova Group resulting from this transaction amounted to $70,741. On March 7, 2002 and May 29, 2002, Turkcell paid $35,371 and $3,789 to the Cukurova Group, respectively, and upon completion of the transaction, on August 21, 2002 Turkcell paid the remaining $31,581 to the Cukurova Group. Turkcell had receivables from Fintur of $67,274 as of August 21, 2002 (December 31, 2001: $63,158;
         September 30, 2002: $759) and on August 22, 2002, Turkcell collected such receivables upon the completion of the transaction. The receipt of these receivables offset a major portion of the consideration paid by Turkcell to the Cukurova Group. Therefore, the Company's net cash outflows in connection with the restructuring amounted to $3,467. Upon the signing of the letter of intent, Fintur classified the subsidiaries in the technology businesses as held for sale and measured them at the lower of their carrying amount or fair value less the cost to sell, which resulted in an impairment charge of approximately $26,940 based on its unaudited consolidated financial statements for the three month period ended March 31, 2002. The $26,940 impairment charge has been recognized in Fintur's unaudited consolidated financial statements for the three month period ended March 31, 2002, which had an effect amounting to $6,735 in Turkcell's consolidated results of operations for the three month period ended March 31, 2002. This transaction will enable Turkcell to focus on its core mobile business since these GSM operations are located in countries with low mobile penetration rates, which management believes will provide opportunities for future growth.

         At September 30, 2002, the Company's ownership interest in Fintur was 41.45%. Investment in Fintur was accounted for under the equity method of accounting.

         Aggregate summarized information of Fintur and Siber Egitim as of December 31, 2001, and for the nine month period ended September 30, 2001, and of Fintur as of September 30, 2002, and of Fintur and Siber Egitim for the nine month period ended September 30, 2002 are as follows:

                                                December 31,       September 30,
                                                    2001                2002
                                                ------------       -------------
                                                                    (Unaudited)
         Current assets                         $  218,375             98,232
         Noncurrent assets                         781,824            351,323
                                                ----------            -------
                                                 1,000,199            449,555
                                                ==========            =======

         Current liabilities                       571,604            194,595
         Noncurrent liabilities                    223,559            121,676
         Shareholders' equity                      205,036            133,284
                                                ----------            -------
                                                $1,000,199            449,555
                                                ==========            =======


                                          Nine months ended    Nine months ended
                                         September 30, 2001   September 30, 2002
                                         ------------------   ------------------
                                             (Unaudited)          (Unaudited)
         Revenues                               $  226,539            174,700
         Direct cost of revenues                  (264,583)           (86,559)
         Loss before taxes                        (159,718)           (60,330)
         Net loss                                 (166,256)           (70,010)


         Aggregate summarized information of Fintur and Siber Egitim for the nine month period ended September 30, 2002 includes activities of Siber Egitim for the three month period ended March 31, 2002. Turkcell transferred its shares in Siber Egitim to other shareholders of Siber Egitim on April 25, 2002. For the three month period ended March 31, 2002, Siber Egitim's revenues, direct cost of revenues, loss before taxes and net loss were $16, $28, $73 and $73, respectively.


(10)     Fixed Assets, net:

         As of December 31, 2001 and September 30, 2002, the analysis of fixed assets is as follows:


                                                                  Useful     December 31,    September 30,
                                                                  Lives          2001            2002
                                                                  ------     ------------    -------------
                                                                                              (Unaudited)
         Operational fixed assets:
             Base terminal stations                               8 years     $   890,323       931,869
             Mobile switching center/base station controller      8 years         808,683       823,110
             Minilinks                                            8 years         191,247       192,381
             Supplementary system                                 8 years          34,492        34,867
             Call center equipment                                5 years           7,210         7,776
             GSM services equipment                               8 years          77,308        77,308
                                                                              -----------     ---------
                                                                                2,009,263     2,067,311
             Accumulated depreciation                                            (600,671)     (792,031)
                                                                              -----------     ---------
             Operational fixed assets, net                                      1,408,592     1,275,280

         Non-operational fixed assets:
             Land                                                                     531           531
             Buildings                                           25 years         169,147       171,617
             Furniture, fixture and equipment                   4-5 years         133,300       139,896
             Motor vehicles                                     4-5 years           6,047         6,076
             Leasehold improvements                               5 years          52,856        51,469
                                                                              -----------     ---------
                                                                                  361,881       369,589
             Accumulated depreciation                                            (115,363)     (154,795)
                                                                              -----------     ---------
             Non-operational fixed assets, net                                    246,518       214,794
                                                                              -----------     ---------
                                                                              $ 1,655,110     1,490,074
                                                                              ===========     =========


         Total amount of interest capitalized on fixed assets during the nine month periods ended September 30, 2001 and 2002 amounted to $925 and $8, respectively. Total amount of interest capitalized on fixed assets during the three month periods ended September 30, 2001 and 2002 amounted to $235 and $1, respectively. Such capitalized interest is depreciated over the useful lives of the related assets.

         At December 31, 2001 and September 30, 2002, total fixed assets acquired under finance leases amounted to $66,771 and $66,728, respectively. Depreciation of these assets amounted to $784, $846, $2,553 and $2,536 for the three month and nine month periods ended September 30, 2001 and 2002, respectively, and is included with depreciation expense.


(11)     Construction in Progress:

         At December 31, 2001 and September 30, 2002, construction in progress consisted of expenditures in GSM and non-operational items and is as follows:

                                                  December 31,     September 30,
                                                     2001              2002
                                                  ------------     -------------
                                                                    (Unaudited)

         Turkcell-Phase 9                         $  116,409          77,687
         Turkcell-Other projects                        --             6,296
         Non-operational items                         2,268           2,750
         Kibris Telekom-GSM network                      959             537
                                                  ----------          ------
                                                  $  119,636          87,270
                                                  ==========          ======


(12)     Intangibles, net:

         At December 31, 2001 and September 30, 2002, intangibles consisted of the following:


                                                       December 31,   September 30,
                                        Useful lives       2001           2002
                                        ------------   ------------   -------------
                                                                       (Unaudited)

         Turkcell-License (Note 1)        25 years     $   500,000        500,000
         Computer software                 8 years         641,473        667,117
         Transmission lines               10 years          13,762         14,023
                                                       -----------      ---------
                                                         1,155,235      1,181,140
         Accumulated amortization                         (238,315)      (315,771)
                                                       -----------      ---------
                                                       $   916,920        865,369
                                                       ===========      =========


As of September 30, 2002, amortized intangible assets are as follows:


                                                      Gross carrying    Accumulated
                                                          amount        amortization
                                                      --------------    -----------

         Turkcell-License                              $   500,000         88,333
         Computer software                                 667,117        223,174
         Transmission lines                                 14,023          4,264
                                                       -----------      ---------
                                                       $ 1,181,140        315,771
                                                       ===========      =========


         The Company adopted SFAS No. 142 "Goodwill and Other Intangible Assets" on January 1, 2002. The adoption of SFAS No. 142 did not have a material impact on the Company's consolidated financial position or results of operations. As of September 30, 2002, the Company does not have any goodwill or indefinite live intangible assets.

         Aggregate amortization expense
         ------------------------------

         Aggregate amortization expense for the three month and nine month periods ended September 30, 2001 and 2002 were $24,049, $26,103, $68,898 and $77,461, respectively.

         Estimated amortization expense
         ------------------------------

         For the year ended December 31, 2002              $   103,166

         For the year ended December 31, 2003                  102,215

         For the year ended December 31, 2004                  100,810

         For the year ended December 31, 2005                   98,901

         For the year ended December 31, 2006                   94,569


(13)     Short Term Borrowings:

         At December 31, 2001 and September 30, 2002, short-term borrowings comprised the following:

                                                             December 31,  September 30,
                                                                 2001          2002
                                                             ------------  -------------
                                                                           (Unaudited)

         Current portion of long term borrowings (Note 18)    $ 381,773       452,432
         Other short term bank loans and overdrafts               1,394           769
                                                              ---------       -------
                                                              $ 383,167       453,201
                                                              =========       =======


(14)     Trade Payables:

         At September 30, 2002, the balance represents amount due to Ericsson Telekomunikasyon A.S. (Ericsson Turkey) and Ericsson Radio Systems AB (Ericsson Sweden) of $46,924 (December 31, 2001: $170,194) and $22,593
         (December 31, 2001: $88,737), respectively, resulting from fixed asset purchases, site preparation and other services, and amounts due to other suppliers totalling $23,494 (December 31, 2001: $43,108) arising in the ordinary course of business.

         Turkcell is party to a series of supply agreements with Ericsson Turkey (collectively the Supply Agreements) under which Ericsson Turkey has agreed to supply Turkcell with an installed and operating GSM network, spare parts, training and documentation. The Supply Agreements also give Turkcell a non-exclusive restricted software License for GSM software. Under the Supply Agreements, Ericsson Sweden guarantees all of Ericsson Turkey's obligations to Turkcell.

         Turkcell also entered into a GSM service agreement with Ericsson Sweden under which Ericsson Sweden supplies Turkcell with the following system services: trouble report handling service, hardware service, consultation service and emergency service. This agreement expired on December 31, 1998 but contains successive one-year automatic renewals unless terminated by either party in writing no later than nine months prior to the expiration of the current term, but not beyond December 31, 2005. As of September 30, 2002, the agreement was automatically extended through December 31, 2002.

(15)     Due to Related Parties:

         As of December 31, 2001 and September 30, 2002, due to related parties comprised:

                                                     December 31,  September 30,
                                                         2001          2002
                                                     ------------  -------------
                                                                    (Unaudited)

         Hobim Bilgi Islem Hizmetleri A.S. (Hobim)      $    -          480
         Turkiye Genel Sigorta A.S. (Genel Sigorta)         425          -
         Digital Platform                                 1,033          -
         Superonline                                        397          -
         Other                                            1,771         774
                                                        -------      ------
                                                        $ 3,626       1,254
                                                        =======      ======


         Due to Hobim resulted from the invoice printing services rendered by this company. (Note 22)


(16)     Other Current Liabilities and Accrued Expenses:

         At December 31, 2001 and September 30, 2002, the balance comprised:


                                                         December 31,   September 30,
                                                             2001           2002
                                                         ------------   -------------
                                                                         (Unaudited)

         License fee accrual-The Turkish Treasury          $  98,318       207,014
         Taxes and withholdings                               70,675        82,073
         Deferred income                                      40,930        43,351
         Accrued interest on borrowings                       45,176        29,526
         Selling and marketing expense accruals                8,040        22,286
         Transmission fee accruals                             3,266        13,790
         Lease obligations-short term portion (Note 19)        8,660         8,451
         Interconnection accrual-Turk Telekom                 11,425         4,773
         Roaming expense accrual                               2,240         3,632
         Radio cost accrual                                    5,877         1,983
         Accrued interest on lease obligations                 1,534         1,193
         Other expense accruals                                7,284        10,882
                                                           ---------       -------
                                                           $ 303,425       428,954
                                                           =========       =======


         In accordance with the License Agreement (Note 1), Turkcell pays the Turkish Treasury an ongoing license fee equal to 15% of its gross revenue. The balance of $98,318 at December 31, 2001 represents the license fee accrual amounting to $11,154 for the month of December 2001 and license fee accrual on interconnection revenues amounting to $87,164 including interest of $22,560 for the months of March 2001 through December 2001. The balance of $207,014 at September 30, 2002 consists of license fee accrual amounting to $17,163 for the month of September 2002 and license fee accrual on interconnection revenues amounting to $189,851 including interest of $68,851 for the months of March 2001 through September 2002.

         Interconnection accrual at December 31, 2001 and September 30, 2002 represents amounts payable under the Interconnection Agreement (Note
         23). The Interconnection Agreement requires that Turkcell pays Turk Telekom for Turkcell's GSM subscribers' calls to Turk Telekom's fixed-line subscribers.

(17)     Taxes on Income:

         The income tax benefit is attributable to income/loss from continuing operations and consists of:

                                   Three Months Ended       Nine Months Ended
                                      September 30,           September 30,
                                     2001      2002          2001       2002
                                   --------  --------      --------   --------
                                       (Unaudited)             (Unaudited)

         Current tax charge            -         -             -          -
         Deferred tax benefit          -         -         $ 8,783        -
                                   -------   -------       -------    -------
         Income tax benefit            -         -         $ 8,783        -
                                   =======   =======       =======    =======

         Income tax benefit attributable to income from continuing operations was $8,783 and nil for the nine month periods ended September 30, 2001 and 2002, respectively. These amounts differ from the amount computed by applying the Turkish income tax rate of 33% to pretax income from continuing operations as a result of the following:


                                              Three Months Ended      Nine Months Ended
                                                 September 30,          September 30,
                                                2001      2002         2001       2002
                                              --------  --------     --------   --------
                                                 (Unaudited)             (Unaudited)

         Computed "expected" tax benefit
         (expense)                             $ 8,772  (19,403)     $ 54,895   (21,442)
         Non taxable translation gain (loss)    17,361   (5,106)      252,265    (2,992)
         Investment tax credit                  19,333   16,276       106,955    53,673
         Change in valuation allowance         (67,339)   8,005      (479,275)  (19,455)
         Other                                  21,873      228        73,943    (9,784)
                                               -------  -------      --------   -------
         Income tax benefit                         -        -       $  8,783        -
                                               =======  =======      ========   =======


         The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2001 and September 30, 2002 are presented below:

                                                                     December 31,   September 30,
                                                                         2001           2002
                                                                     ------------   -------------
                                                                                     (Unaudited)
         Deferred tax assets:
             Accrued expenses                                        $   18,783         63,848
             Accounts and other receivables (principally due
             to allowance for doubtful accounts) and other               34,572         56,132
             Net operating loss carryforwards                           250,520         81,243
             Tax credit carryforwards (Investment tax credit)           271,698        325,372
                                                                     ----------       --------
             Gross deferred tax assets                                  575,573        526,595
             Less: Valuation allowances                                (539,739)      (524,977)
                                                                     ----------       --------
             Net deferred tax assets                                     35,834          1,618

         Deferred tax liabilities:
             Fixed assets and intangibles, principally due to
             financial leases, differences in depreciation and
             amortization, and capitalization of interest and
             foreign exchange loss for tax purposes                     (35,834)        (1,618)
                                                                     ----------       --------
             Total deferred tax liabilities                             (35,834)        (1,618)
                                                                     ----------       --------
             Net deferred tax liabilities (assets)                   $       -              -
                                                                     ==========       ========


         At September 30, 2002, net operating loss carry forwards are as follows (unaudited):


                                                                      Expiration
         Year                                            Amount          Date
                                                        --------      ----------

         1999                                           $  1,815         2004
         2000                                              4,649         2005
         2001                                            237,415         2006
         2002                                              1,408         2007


         Non taxable translation gain results from translation of Turkish Lira denominated non-monetary assets and liabilities to the US Dollar, the functional and reporting currency, in accordance with the relevant provisions of SFAS No. 52 as applied to entities in highly inflationary economies. Under SFAS No. 109, such translation gains and losses between the tax and book basis of related assets and liabilities do not give rise to temporary differences. Such amounts are primarily attributable to translation gain resulting from the translation of Turkish Lira denominated fixed assets and intangibles into the US Dollar.

         In 1993, 1997, 2000 and 2001, the Turkish Treasury approved investment incentive certificates for a program of capital expenditures by Turkcell and its subsidiaries in GSM and call center operations. Such incentives entitle the Company to a 100% exemption from customs duty on imported machinery and equipment and an investment tax benefit of 100% on qualifying expenditures. The investment tax benefit takes the form of deductions for corporation tax purposes, but such deductions are subject to withholding tax at the rate of 19.8%. Investment incentive certificates provide for tax benefits on cumulative purchases of up to approximately $3,309,141 in qualifying expenditures, as defined in the certificates. As of September 30, 2002, the Company had incurred cumulative qualifying expenditures of approximately $2,464,939 (December 31, 2001: $2,058,317), resulting in tax credit carry forwards under the certificates of approximately $325,372 (December 31, 2001:
         $271,698), net of foreign exchange translation losses.

         Such tax credits can be carried forward indefinitely. The certificates are denominated in Turkish Lira. However, approximately $2,168,342 of qualifying expenditures through September 30, 2002, (December 31, 2001:
         $1,994,427) under such certificates are indexed against future inflation.

         The Company establishes valuation allowances in accordance with the provisions of SFAS No. 109. The Company continually reviews the adequacy of the valuation allowance based on changing conditions in the market place in which the Company operates and its projections of future taxable income, among other factors. Management believes that currently, based on a number of factors, including a history of statutory tax losses, its limited operating history, the continuing increase in competition, political and economic uncertainty within Turkey and in certain neighboring countries, and other factors, the available objective evidence creates significant uncertainty regarding the realizability of its deferred tax assets. Accordingly, a valuation allowance of approximately $524,977 is recorded as of September 30, 2002 (December 31, 2001: $539,739) for such amounts. The valuation allowance at September 30, 2002 and December 31, 2001 has been allocated between current and non-current deferred tax assets on a pro-rata basis in accordance with the provisions of SFAS No. 109. Management believes that it is more likely than not that the net deferred tax asset of approximately $1,618 as of September 30, 2002 (December 31, 2001: $35,834) will be realized through reversal of taxable temporary differences. Changes in valuation allowances mainly result from changes in management's projections on recoverability of certain deferred tax assets. The Company has recently begun to be profitable. However, no provision for income taxes has been made as the Company can offset the provision against net operating loss carryforwards. The Company will continue to review the adequacy of the valuation allowance, and if profits continue in the future the Company may reverse a portion of the valuation allowance.


(18)     Long Term Borrowings:

         At December 31, 2001 and September 30, 2002, long-term borrowings comprised:


                                                                  December 31,  September 30,
                                                                      2001          2002
                                                                  ------------  -------------
                                                                                 (Unaudited)

         Loan under the 1999 Issuer Credit Agreement               $  400,000      400,000
         Loan under the 1998 Issuer Credit Agreement                  300,000      300,000
         Akbank T.A.S. (Akbank)                                       250,000      250,000
         1999 Bank Facility                                           366,667      244,444
         Garanti -Malta                                               150,000      112,500
         Vakifbank                                                    100,000       71,429
         Nordbanken--Stockholm (Nordbanken)                            24,757       16,643
         Yapi ve Kredi Bankasi-Bahrain (Yapi Kredi)                     3,500           -
         AB Svensk Exportcredit (AB Svensk)                             2,252        1,126
         London Forfaiting Company                                      3,500           -
                                                                   ----------    ---------
                                                                    1,600,676    1,396,142
         Less: Current portion of long term borrowings (Note 13)     (381,773)    (452,432)
                                                                   ----------    ---------
                                                                   $1,218,903      943,710
                                                                   ==========    =========


         The Company has short and long term credit lines with local and foreign banks. At December 31, 2001, unused credit lines do not exist. On March 5, 2002, Yapi Kredi has committed to provide a cash loan facility up to $200,000 to the Company over the next twelve months.

         As of December 31, 2001 and September 30, 2002, interest on the loan under the 1999 Issuer Credit Agreement accrues at the rate of 12.75% per annum.

         As of December 31, 2001 and September 30, 2002, the interest rate on the 1999 Bank Facility varies between LIBOR plus 1.00% and LIBOR plus 3.50% per annum in respect of the tranches.

         As of December 31, 2001 and September 30, 2002, interest on the loan under the 1998 Issuer Credit Agreement accrues at the rate of 15% per annum.

         The interest rate of the Garanti loan was 14% per annum as of December 31, 2001 and has been amended as 12% per annum on January 3, 2002 and 9% per annum on April 1, 2002. On September 9, 2002, the Company agreed with Garanti Bank to amend the interest rate to 8.21% per annum which is effective June 30, 2002.

         The interest rate of the Vakifbank loan was 14% per annum as of December 31, 2001 and has been amended as 12% per annum on February 1, 2002. On June 3, 2002, Turkcell agreed with Vakifbank to amend the interest rate further. Accordingly, the interest rate has been amended as 10% per annum effective May 1, 2002 and 9% per annum effective June 1, 2002. On October 18, 2002, the Company agreed with Vakifbank to amend the interest rate further to 8.5% per annum which is effective October 1, 2002.

         The interest rate of Akbank loan is LIBOR plus 5.25% per annum as of December 31, 2001 and September 30, 2002. On May 9, 2002, Turkcell agreed with Akbank T.A.S. to extend two principal repayments of existing borrowings totaling $62.5 million, which were due in 2002, for twelve months subsequent to their initial maturities.

         As of December 31, 2001 and September 30, 2002, the Company is in compliance with the financial covenants and ratios with respect to its borrowings.

         Generally, long-term borrowings are collateralized by bank letters of guarantee and sureties of the Company's shareholders and commercial enterprises.


(19)     Long Term Lease Obligations:

         Future minimum finance lease payments as of September 30, 2002 are:

         Years
         -----

         2002                                                             3,237
         2003                                                            12,949
         2004                                                            12,318
         2005 and thereafter                                              9,617
                                                                         ------
         Total minimum lease payments                                    38,121
         Less:  Amount representing interest                             (9,043)
         Less:  Current installments of obligations under finance
                leases (Note 16)                                         (8,451)
                                                                         ------
                                                                         20,627
                                                                         ======


(20)     Common Stock:

         At December 31, 2001 and September 30, 2002, common stock represented 500,000,000,000 authorized, issued and fully paid shares with a par value of one thousand Turkish Lira each.

         The following table sets forth the computation of basic and diluted earnings per share:

                                                                Three Months Ended                     Nine Months Ended
                                                                   September 30,                         September 30,
                                                              2001               2002               2001               2002
                                                         ---------------    ---------------    ---------------    ---------------

         Numerator:
         Net Income/(loss)                                       (26,580)            58,797           (141,754)            64,975

         Denominator:
         Basic and diluted weighted average shares       480,033,876,523    500,000,000,000    460,356,343,683    500,000,000,000

         Basic and diluted net income/(loss) per share          (0.00006)           0.00012           (0.00031)           0.00013



         On June 18, 2002, the Banking Regulation and Supervision Agency of Turkey (the BRSA) transferred the management and supervision of Pamukbank T.A.S. (Pamukbank), one of the Company's shareholders, to the Savings Deposit Insurance Fund of Turkey (the SDIF) who took over all shareholding rights of all Pamukbank shareholders, excluding their dividend entitlements. The BRSA cited that Pamukbank failed to take measures required under the Turkish Banks Act; that its total liabilities exceed its total assets; that its financial weakness threatened depositors' rights as well as safety and soundness of the Turkish financial system and transferred the management and supervision to the SDIF in accordance with third and fourth paragraphs of Article 14 of the Turkish Banks Act. Further, in accordance with fifth paragraph of Article 14 of the Turkish Banks Act, the SDIF, has acquired ownership of Pamukbank by paying the amount equivalent to Pamukbank's losses. As of September 30, 2002, to the best of the management's knowledge, Pamukbank held 7.87% ownership interest indirectly over Turkcell Holding A.S. in Turkcell. On August 9, 2002, Pamukbank advised the Company that the BRSA decided to transfer the shares of Turkcell held directly by Pamukbank, approximately 0.51% of Turkcell's outstanding share capital, to the SDIF. Pamukbank is majority owned by the Cukurova Group, which was our largest shareholder. Accordingly, on August 21, 2002, the Board of Directors of Turkcell resolved to register such shares in the Share Register of Turkcell under the name of the SDIF. On November 22, 2002, the Council of State Administrative Cases Department General Assembly rendered precautionary judgement regarding Pamukbank's case.


(21)     Revenues:

         For the three month and nine month periods ended September 30, 2001 and 2002, revenues consisted of the following:


                                               Three Months Ended         Nine Months Ended
                                                 September 30,              September 30,
                                              2001         2002           2001         2002
                                           ----------   ----------     ----------   ----------
                                                 (Unaudited)                 (Unaudited)
         Communication fees                $ 420,643      521,191       1,244,502    1,421,445
         Monthly fixed fees                   13,080        9,239          72,961       31,528
         Simcard sales                         4,464        1,846           7,605        9,174
         Call center revenues (Note 22)        1,948        1,777           5,886        6,267
         Other                                   501          279             772          587
                                           ---------      -------       ---------    ---------
                                           $ 440,636      534,332       1,331,726    1,469,001
                                           =========      =======       =========    =========


(22)     Related Party Transactions:

         For the three month and nine month periods ended September 30, 2001 and 2002, significant transactions with the related parties were as follows:

                                                                   Three Months Ended          Nine Months Ended
                                                                     September 30,               September 30,
                                                                    2001          2002          2001          2002
                                                                  --------      --------      --------      --------
                                                                      (Unaudited)                 (Unaudited)
Sales to A-Tel
   Simcard and prepaid card sales                                 $31,311        31,992       112,515        88,190
Sales to Digital Platform
   Call center revenues                                             1,478         1,373         3,770         4,644
Charges from Digital Platfrom
   Reimbursement of the costs of its free subscriptions to          2,868         2,589         4,764         6,627
   Turkcell subscribers and advertisement services
Charges from Asli Gazetecilik
   Advertisement services                                           2,300         4,246         8,748        12,331
Sales to KVK
   Simcard sales                                                    8,641        10,975        21,364        66,766
Charges from Hobim
   Invoicing service                                                  931         1,377         2,635         4,065
Charges from Superonline
   Contribution to advertising expenses and internet                  374           157           724           564
   services rendered
Sales to Sugeronline
   Call center revenues                                               241           232         1,422         1,068
Charges from Genel Yabam Sigorta
   Life insurance premiums                                          2,548         2,986         5,894         8,000
Sales To Geocell
   GSM Equipment                                                    1,396             0         1,413         1,819
Sales To Millenicom
   Telecommunication services                                         478         2,214           478         5,225
Charges to Digital Platform
   Telecommunication services and rent charges                      1,641           180         2,717           690
Charges from Millenicom
   Telecommunication services                                         134         2,642           134         5,487
Charges from Genel Sigorta
   Insurance                                                          541           118         1,545         1,177
Charges From ADD
   Advertisement services                                               -        15,930             -        38,657




         Turkcell has agreements or protocols with several of its shareholders, unconsolidated subsidiaries and affiliates of the shareholders. The Company's management believes that all such agreements or protocols are on terms that are at least as advantageous to the Company as would be available in transactions with third parties.

         The significant agreements are as follows:

         Agreements with A-Tel

         A-Tel is one of the principal importers of handsets and is involved in marketing, selling and distributing a part of Turkcell's prepaid system. A-Tel is a 50-50 joint venture of KVK and Sabah media group. A-Tel acts as the only dealer of Turkcell for Muhabbet Kart (a prepaid card), and receives dealer activation fees and simcard subsidies for the sale of Muhabbet Kart. In addition to sales of simcards and scratch cards Turkcell has entered into several agreements with A-Tel for sales campaigns and for subscriber activations. Sales campaigns are also incorporated with Sabah, the media company.

         Agreements with KVK

         KVK, one of Turkcell's principal SIM card distributors, is a Turkish company controlled by three individuals who are affiliated with Turkcell's shareholders. In addition to sales of simcards and scratch cards Turkcell has entered into several agreements with KVK, in the form of advertisement support protocols, each lasting for different periods pursuant to which KVK must place advertisements for Turkcell's services in newspapers. The objective of these agreements was to promote and increase handset sales with Turkcell's prepaid and postpaid brand SIM cards, thereby supporting the protection of Turkcell's market share in the prevailing market conditions. The prices of the contracts were determined according to the cost of advertising for KVK and total amount of advertisement benefit received, reflected in Turkcell's market share in new subscriber acquisitions. Distributors' campaign projects and market share also contributed to the budget allocation.

         Agreements with Digital Platform

         Digital Platform, a direct-to-home digital broadcasting company under Digiturk brand name, is a Turkish company owned by one of our principal shareholders, Cukurova Group. Digital Platform holds the broadcasting rights for Turkish Super Football League until May 2004. Turkcell has entered into several agreements with Digital Platform, in order to exploit the unique position of Digital Platform in Turkey, including a slow motion advertising agreement, relating to Turkcell ads shown on digital television screens during football games and related events, amounting to $5,000 for a period of one year and extendable if any of the parties do not oppose it. In addition, Turkcell has agreed with Digital Platform to sponsor some of the films broadcast on its pay-per-view channels. Turkcell also has a rent agreement for the space occupied by Digital Platform in one of Turkcell's buildings, an agreement related to the provision of Group SMS services that Turkcell offers to Digital Platform, and an agreement for call center services provided by Turkcell's subsidiary Global.

         Agreements with Asli Gazetecilik

         Asli Gazetecilik, a media planning and marketing company, is a Turkish company owned by one of Turkcell's principal shareholders, Cukurova Group. Turkcell receives services related to making space and airtime reservations for advertisements on television stations, radio stations, newspapers and magazines.

         Agreements with Genel Yasam Sigorta

         Genel Yasam Sigorta, a life insurance company, is a Turkish company owned by one of Turkcell's principal shareholders, Cukurova Group. Turkcell has signed agreements for the life insurance policies related to its personnel and the personnel of some of its dealers.

         Agreements with Hobim

         Hobim, one of the leading data processing and application service provider companies in Turkey, is owned by the Cukurova Group. Turkcell has entered into invoice printing and archiving agreements with Hobim nder which Hobim provides Turkcell with monthly invoice printing services, manages archiving of invoices and subscription of documents for an indefinite period of time.

         Agreements with Superonline

         Turkcell and Superonline have entered into an agreement to provide mutual services to each other. According to the agreement, Superonline provides dealer automation services, web hosting services, internet access services, high speed circuit switched data services, wireless application protocol services and unified messaging services. Against the services provided by Superonline, Turkcell provides space to Superonline on base station sites to install servers and equipments to increase the performance of the system infrastructure of Superonline.

         Financial lease agreements with Yapi Kredi Finansal Kiralama A.S.

         Turkcell has entered into a finance lease agreement with Yapi Kredi Finansal Kiralama A.S (Yapi Kredi Leasing), an affiliate of Yapi Kredi, a shareholder of the Company, for the new headquarters building it began to occupy in early 1998. The purchase price of the building was $14,162. Turkcell has purchased the building at May 17, 2002 for its nominal purchase price.

         In addition, Turkcell has entered into a finance lease agreement with Yapi Kredi Leasing for a building in Ankara for regional offices. The purchase price of the building was $16,400 and Turkcell's outstanding lease obligation at September 30, 2002 was $10,346 (December 31, 2001:
         $11,902). Turkcell may purchase the building at the end of the lease period for a nominal purchase price.

         Financial lease agreements with Pamuklease Pamuk Finansal Kiralama A.S.

         Turkcell has entered into five finance lease agreements with Pamuklease Pamuk Finansal Kiralama A.S. (formerly Interlease Inter Finansal Kiralama A.S.), a Cukurova Group Company, for Turkcell's departments and regional offices in Istanbul, Ankara and Izmir. The purchase price of the buildings was $32,673 and Turkcell's outstanding lease obligation at September 30, 2002 was $18,733 (December 31, 2001:
         $22,609). Turkcell may purchase the building at the end of the lease period for a nominal purchase price.

         ADD Production Medya A.S. (ADD)

         ADD, a media planning and marketing company, is a Turkish company owned by one of the Company's principal shareholders, Cukurova Group. The Company entered into a media purchasing agreement with ADD on January 23, 2002, which will last until December 31, 2002. The purpose of this agreement is to benefit from the expertise and bargaining power of ADD against third parties, regarding the formation of media purchasing strategies for both postpaid and prepaid brands. The contract prices were determined according to prevailing market prices for media purchasing.

         Personal loans to directors and executive officers

         As of December 31, 2001 and September 30, 2002, 10 of the Company's directors and executive officers have outstanding personal loans from the Company amounting $179 and $64, respectively.


(23)     Commitments and Contingencies:

         Legal Proceedings

         The Company is involved in various claims and legal actions arising in the ordinary course of business described below.

         Dispute on Treasury Share:

         On an ongoing basis, Turkcell must pay 15% of its monthly gross revenue, which is defined in its license agreement as subscription fees, fixed-monthly fees and communication fees including taxes, charges and duties to the Turkish Treasury. The Turkish Ministry and the Turkish Treasury informed Turkcell that, in their view, its 15% ongoing license fee should be calculated before deduction of VAT, its required contribution to the education fund and the frequency usage and transmission fees. Turkcell has consistently calculated its 15% ongoing license fee after deducting for these items, which Turkcell believes is consistent with the terms of its license. VAT in Turkey is currently 18% and the education fund and frequency usage and transmission fees, which are calculated as fixed fees, have amounted to approximately $174,203 between acquisition of its license and September 30, 2002. The Turkish Ministry and the Turkish Treasury have taken the position that such collections are required to be included in calculating the amount of its ongoing license fee. On November 8, 1999, the Turkish Ministry notified Turkcell and Telsim, the other GSM operator at that time, which Turkcell believes was computing its license fee obligation in the same manner as Turkcell were, that the Danistay ruled that the interpretation of the Turkish Ministry was correct and that from November 1999 forward its 15% ongoing license fee should be calculated according to the Turkish Treasury's method. On November 18, 1999, the Turkish Treasury informed Turkcell that all payments under its license should be calculated retroactively using such methodology and paid to the Turkish Treasury applying the statutory interest rate on the unpaid balance from April 27, 1998, the date its license was granted.

         Under the Turkish Treasury's calculation, the cumulative amount of VAT, education fund, frequency usage and transmission fees from April 27, 1998, until December 31, 1999, was $264,126. The Turkish Treasury requested that Turkcell pays 15% of this amount, which was $7,482 for the year ended December 31, 1998 and $32,137 for the year ended December 31, 1999. The statutory interest rate as applied on this unpaid balance results in an additional payment of $12,536 for the year ended December 31, 1998 and $15,424 for the year ended December 31, 1999. Turkcell disagrees with the Turkish Treasury's position, and initiated an administrative suit at the Danistay against the Turkish Ministry and the Turkish Treasury. On December 29, 1999, Turkcell obtained an injunction to prevent the Turkish Treasury from collecting the license fee in respect of the disputed amounts. On February 16, 2000, the Danistay lifted the injunction in respect of the license fee payable on account of collections of VAT but upheld the injunction with respect to the state education fund and the frequency usage and transmission fees. Subsequent to the Danistay's decision on February 16, 2000, the Turkish Ministry and the Turkish Treasury filed a challenge to the Danistay's decision to uphold the injunction with respect to the state education fund, frequency usage and transmission fees, and Turkcell filed a challenge to the Danistay's decision with respect to VAT. Both challenges were rejected by the Danistay on April 21, 2000. On October 15, 2001, a substantive decision in line with the injunctive relief was rendered by the Danistay. The Danistay ruled that VAT should be included in the calculation of gross revenue whereas the state education fund, the frequency usage fees and transmission fees should not. Turkcell expects that both parties will appeal the parts of the decision adverse to their interests. On March 24, 2000, Turkcell paid to the Turkish Treasury a sum of $57,163 for license fees on account of VAT and the accrued late payment interest collected since April 1998, which sum excludes license fees on account of the education fund and the frequency usage and transmission fees.

         Turkcell has paid the above amount, with a reservation, to the Turkish Treasury, and will continue to pay license fees in respect of VAT collections, subject to a final judgment to be rendered by the Danistay. On March 27, 2000, Turkcell filed a challenge against the Danistay's decision to lift the injunction with respect to VAT, which was rejected on April 21, 2000. Unpaid amounts with respect to the state education fund, frequency usage and transmission fees, including interest, amounted to $47,591 and $62,385 as of December 31, 2001 and September 30, 2002, respectively. Turkcell and its legal counsel believe that Turkcell will prevail with respect to payment of the education fund, frequency usage and transmission fees. Accordingly, Turkcell has not made any provisions in the Company's consolidated financial statements for license fee payments with respect to collections on account of the education fund, frequency usage and transmission fees. There can be no assurance, however, that there will not be an unfavorable ruling in this matter or that such an outcome would not have a material adverse effect on the Company's consolidated financial position, results of operations, or liquidity.

         Dispute on VAT on License Fee:

         On May 4, 2000, Turkcell received a notice from the Istanbul Bogazici Tax Office of the Ministry of Finance, or the Tax Office, asserting deficiencies in VAT declarations for the month of April 1998. The Tax Office claims that Turkcell should have paid VAT on the $500,000 upfront license fee paid to the Turkish Treasury. The notice stated that, based on calculations made by the Tax Office on February 29, 2000, Turkcell should have paid VAT of TL 18.6 trillion (equivalent to $11,301 at September 30, 2002) on the upfront license fee in April 1998. The Tax Office has also imposed late interest charges equal to TL
         48.1 trillion (equivalent to $29,156 at September 30, 2002) and a penalty fee of TL 37.3 trillion (equivalent to $22,602 at September 30, 2002). The Tax Office's position is premised on the view that the license was not transferred or sold to Turkcell but leased for a period of 25 years. Accordingly, the Tax Office claimed that under Turkish law, VAT should be paid on the upfront license fee and that Turkcell should pay the VAT because the lessor, the Turkish Ministry, is not a registered tax payer.

         If the Tax Office prevailed in this case, Turkcell would have a payable to the Tax Office for the amount of VAT, which would be offset by a VAT recoverable in the same amount and would not result in cash outflow from Turkcell for the VAT payment. However, the interest charge on the unpaid VAT of TL 59.1 trillion (equivalent to $35,847 at September 30,
         2002) and the penalty fee of TL 37.3 trillion (equivalent to $22,602 at September 30, 2002) would have to be paid. Turkcell has filed a petition in the Tax Court to challenge all deficiencies as ruled by the Tax Office. The Tax Court has rejected its claim and Turkcell has appealed the case to the Danistay.

         While the case was pending at the Danistay, the Tax Office requested on March 16, 2001 that Turkcell pays VAT on the upfront license fee as well as the late payment interest on the unpaid VAT and the penalty fee. While continuing its court challenge, Turkcell has established a payment schedule for such amounts. In accordance with the payment schedule, Turkcell was required to pay VAT on the upfront license fee amounting to TL 18.6 trillion (equivalent to $11,301 at September 30,
         2002), the outstanding interest charge amounting to TL 60.7 trillion (equivalent to $36,842 at September 30, 2002) and the penalty fee amounting to TL 9.3 trillion (equivalent to $5,650 at September 30,
         2002).

         On March 16, 2001, Turkcell paid TL 21.4 trillion (equivalent to $21,280 at March 16, 2001 and $12,995 at September 30, 2002), of which
         TL 18.6 trillion (equivalent to $18,501 at March 16, 2001) was for VAT on the upfront license fee and TL 2.8 trillion (equivalent to $2,779 at March 16, 2001) was for the outstanding interest charges. The remaining TL 67.3 trillion (equivalent to $66,787 at March 16, 2001 and $40,794 at September 30, 2002) was to be payable in 15 monthly installments starting March 30, 2001. The first installment was for TL 5.4 trillion (equivalent to $5,313 at March 16, 2001 and $3,246 at September 30,
         2002) and the remaining installments were to be in equal amounts of TL
         4.4 trillion (equivalent to $4,391 at March 16, 2001 and $2,683 at September 30, 2002). On March 21, 2001, Turkcell also provided a bank letter of guarantee from Yapi ve Kredi Bankasi to the Tax Office amounting to TL 68.0 trillion (equivalent to $70,005 at March 21, 2001 and $41,246 at September 30, 2002). On April 12, 2001, the Istanbul Fifth Tax Court reduced the outstanding interest charge from TL 60.7 trillion to TL 11.1 trillion (equivalent to $8,698 at April 12, 2001 and $6,746 at September 30, 2002). The Tax Office has appealed this decision. Pursuant to the Istanbul Fifth Tax Court's ruling, on May 31, 2001, Turkcell replaced its previous bank letter with a new bank letter of guarantee amounting to TL 15.0 trillion (equivalent to $12,970 at May 31, 2001 and $9,098 at September 30, 2002) reflecting the reduction in the outstanding interest charge. Accordingly, its payment schedule was amended. Payments already made have been set-off against future payments.

         On July 9, 2001, the Danistay remitted the issue regarding the legality of the penalty fee to the Tax Court. On September 13, 2002, the Tax Court decided to reduce the penalty fee to TL 9.3 trillion (equivalent to $5,650 as of September 30, 2002). As of September 30, 2002, Turkcell recorded an accrual of TL 9.3 million (equivalent to $5,650 at September 30, 2002) for the penalty fee. Turkcell will appeal this decision.

         Out of a total interest charge of TL 13.2 trillion (equivalent to $8,001 as of September 30, 2002), which includes additional accrued interest of TL 2.1 trillion (equivalent to $1,254 as of September 30, 2002), Turkcell has paid TL 4.5 trillion (equivalent to $2,698 as of September 30, 2002) pursuant to the payment plan and an accrual was made for the unpaid portion of TL 8.7 trillion (equivalent to $5,303 as of September 30, 2002) in the consolidated financial statements as of and for the nine months period ended September 30, 2002. There can be no assurance, however, that there will not be an unfavorable ruling in this matter or that such an outcome would not have a material adverse effect on the Company's consolidated financial position, results of operations, or liquidity. If the cases are resolved in favor of the Tax Office, Turkcell will be liable to the Tax Office for the additional interest charges of TL 46.0 trillion (equivalent to $27,834 as of September 30, 2002) and the additional penalty fee up to TL 28.0 trillion (equivalent to $16,951 as of September 30, 2002).

         In addition to the foregoing, Turkcell has not paid VAT on the ongoing license fees paid to the Turkish Treasury since this was also not stated in the License Agreement at the time the License was acquired. However, on December 28, 2001, the board of accounting experts of the Ministry of Finance issued an opinion stating that GSM licensees in Turkey should pay VAT on the ongoing license fee paid to the Turkish Treasury. In addition, the opinion stated that since GSM operators have not paid such amounts, penalties and interest should be paid as well as back payments of VAT. Pursuant to this opinion, the Tax Office delivered to Turkcell a notice on January 31, 2002, asserting deficiencies in VAT declarations requesting payments of approximately TL 91.4 trillion (equivalent to $55,423 at September 30, 2002) for VAT, which will be offset by a VAT recoverable and will not result in a cash outflow from Turkcell and a total of approximately TL 145.3 trillion (equivalent to $88,115 at September 30, 2002) for penalty fees. Turkcell began discussions with the Tax Office to discuss their deficiency notice. If Turkcell is unable to settle this matter with the Tax Office, legal claims may be brought by Turkcell or the Tax Office. Turkcell and its legal counsel believe that if such claims are asserted, Turkcell will prevail. However, Turkcell has made a provision of TL 1.9 trillion (equivalent to $1,166 at September 30, 2002) in its consolidated financial statements for interest payment considering that the case is identical with the dispute regarding VAT on Turkcell's upfront License fee. Turkcell has pledged assets worth TL 749.5 trillion (equivalent to $454,609 at September 30, 2002) to the Tax Office. There can be no assurance, however, that legal proceedings will not be instituted or that if such proceedings were instituted that there would not be an unfavorable ruling in this matter. An adverse outcome in any such proceeding or the payment of VAT on the ongoing license fees paid to the Turkish Treasury would have a material adverse effect on the Company's consolidated financial position, results of operations, or liquidity.

         Dispute on Turk Telekom Interconnection Fee:

         Turk Telekom notified Turkcell on February 14, 2000, that it was modifying the method by which it calculates the interconnection fee that it pays to Turkcell. Turk Telekom believes that it should be permitted to deduct from the revenues used to determine the interconnection fee the 15% "fund" payment that it pays to the Turkish Treasury and a 2.5% payment that it pays to the Turkish Radio and Television Institution, which is a payment that Turk Telekom was required to make during 2000 only. Based on this position, Turk Telekom withheld TL 6.6 trillion (equivalent to $4,004 at September 30, 2002) from the amount it paid to Turkcell for interconnection for the first two months of 2000. On April 25, 2000, Turkcell obtained an injunction from the commercial court preventing Turk Telekom from calculating the interconnection fee in this manner from March 1, 2000 onwards.

         On May 4, 2000, Turkcell commenced a first lawsuit against Turk Telekom to recover the TL 6.6 trillion it retained with respect to the first two months of 2000. On October 5, 2000, the court ruled against Turkcell in this lawsuit and lifted the injunction Turkcell obtained on April 25, 2000. Turk Telekom subsequently notified Turkcell on October 16, 2000 that it was requesting payment for TL 37.5 trillion (equivalent to $22,744 at September 30, 2002) representing the amount Turk Telekom would have deducted from its revenues for the period between March 2000 and September 2000. On October 31, 2000, Turkcell paid Turk Telekom a first installment of TL 16.0 trillion (equivalent to $9,765 at September 30, 2002) with a reservation. Turkcell filed an appeal against the October 5, 2000 decision before the appeals court. On November 3, 2000, Turkcell obtained an injunction to prevent Turk Telekom from continuing to calculate its interconnection fee in this manner. Out of the total additional interconnection fee of $91,151 sought by Turk Telekom, which includes a statutory interest charge of $3,828, $35,332 was paid to Turk Telekom and liability was recorded for the unpaid portion of $55,819 in the consolidated financial statements as of and for the year ended December 31, 2000. On May 11, 2001, the appeals court ruled that Turk Telekom should be permitted to deduct from its revenues the 2.5% payment that it paid to the Turkish Radio and Television Institution for the year 2000 but remanded the decision regarding the 15% fund to the lower court. At the end of first half of 2001, Turkcell has reversed $81,317, which was previously accrued but not paid and included in direct cost revenues both in year 2000 and in the first half of 2001. Additionally, as a result of the progress in the legal proceeding with Turk Telekom for 15% fund previously paid to Turk Telekom, $23,287 was recorded as income in direct cost of revenues related with the paid portion of $35,332 as of and for the year ended December 31, 2000. As a result, Turkcell has recorded $49,595 as income in the direct cost of revenues in the accompanying financial statements for the year ended December 31, 2001. On January 24, 2002, the lower court rendered a decision in line with the appeals court's decision and ruled that Turk Telekom is permitted to deduct the 2.5% payment from its revenue for the year 2000 but that it is not permitted to do so for the 15% fund payment. As a result, on March 13, 2002, Turkcell received approximately TL 14.0 trillion (equivalent to $10,092 at payment date) from Turk Telekom, which was related to the TL 6.6 trillion (equivalent to $4,004 at September 30, 2002) withheld by Turk Telekom, plus interest.

         On November 10, 2000, Turkcell filed a second lawsuit to recover the TL
         16.0 trillion (equivalent to $9,765 at September 30, 2002) paid to Turk Telekom as its first installment. In this second lawsuit the court decided to await the appeals court decision to be rendered in the first lawsuit and to be bound by such decision. While the appeals court decided in favour of Turkcell in first lawsuit, the court decided in favour of Turk Telekom. The Company has appealed the court's decision and management and legal counsel of the Company expects a similar decision with the first lawsuit and to recover the TL16.0 trillion paid to Turk Telekom with interest.

         Dispute on Turk Telekom Interconnection Fee:

         The Turkish Electrical Engineers' Society commenced a lawsuit against Turk Telekom in 2000 in the Ninth Administrative Court. In the lawsuit, the Turkish Electrical Engineers' Society claimed that its interconnection agreement with Turk Telekom violates public policy and the provisions of the Turkish Constitution relating to the protection of consumers and the prevention of monopolies and cartels. In October 2000, the court annulled Annex 1-A.1 of its interconnection agreement with Turk Telekom, which deals with call tariffs. Although Turkcell was not a party to the lawsuit, its interest has been affected by the decision. Under Annex 1-A.1, Turk Telekom retains a net amount of 6 cents per minute, after deducting VAT, communications tax and other taxes from the basic one-minute unit charges of Turk Telekom, and pays the remaining amount to Turkcell for traffic switched from the Turk Telekom network to its network. Turkcell pays Turk Telekom a net amount of 1.4 cents per minute for local traffic and a net amount of 2.5 cents per minute for metropolitan and long-distance traffic switched from Turkcell to Turk Telekom.

         On November 20, 2000, Turkcell was informed of the court's decision and received notification from Turk Telekom that all interconnection fees since the acquisition of its license paid by Turkcell to Turk Telekom and by Turk Telekom to Turkcell must be the same to comply with the court's decision and should be retroactively calculated from the date of its license and include the statutory interest rate on the unpaid balance. Turk Telekom made one claim pertaining to the period extending from the date of its license up to October 2000, and a second to January 2001. Turkcell initiated two separate lawsuits for each period before the commercial court to cancel Turk Telekom's request until Turkcell agrees with Turk Telekom to replace the cancelled provisions of its interconnection agreement. The case is still pending and the injunction granted in the first case was subsequently lifted but in November 2001, Turkcell obtained an injunction in the second lawsuit which helps cover both periods and which is currently in effect preventing Turk Telekom from collecting this amount. In the first case, the court decided to postpone its decision until the court in the second case renders a final decision. An expert opinion was rendered in its favor on August 21, 2001 in the second lawsuit, Turk Telekom appealed the decision in the second lawsuit. Turkcell is preparing to file its response to their appeal as soon as Turkcell is served with Turk Telekom's filing.

         In addition to the foregoing, Turk Telekom initiated a lawsuit to have the principle of equivalent computation decided and made a payment request of TL 1,083.2 trillion (equivalent to $657,014 at September 30,
         2002). The court decided the case should be consolidated with the first lawsuit. Turkcell and its legal counsel believe that Turkcell will prevail in this matter. There can be no assurance, however, that there will not be an unfavorable ruling in this matter or that such an outcome would not have a material adverse effect on the Company's consolidated financial position, results of operations, or liquidity.

         Dispute on Additional Treasury Share on Value Added Services and Other
         Charges:

         On November 2, 2000, Turkcell received a notice from the Turkish Ministry stating that certain value-added services, transaction fees, roaming revenue and interest charges for late collections should be included in the determination of the ongoing license fees paid to the Turkish Treasury. The Turkish Treasury informed Turkcell that the license fees for all such services would be retroactively recalculated from the date of its license agreement and paid to the Turkish Treasury after applying the statutory interest rate. On December 22, 2000, Turkcell initiated a suit against the Turkish Ministry and the Turkish Treasury before the Administrative Court to enjoin the Turkish Ministry and the Turkish Treasury from charging Turkcell these fees. The Administrative Court dismissed the case based on lack of jurisdiction and transferred the case to the Danistay, which has jurisdiction over the case. On July 25, 2001, the Danistay notified Turkcell that it has rejected Turkcell's request to obtain an injunction to prevent the Turkish Treasury to collect such fees. On July 25, 2001, Turkcell appealed this decision. On October 15, 2001, Turkcell was notified that the Danistay's decision, which was dated September 14, 2001, to reject its request to obtain an injunction to prevent the Turkish Treasury to collect such fees was reaffirmed. Turkcell and its legal counsel have not reasonably estimated the possible outcome of this uncertainty. Accordingly, Turkcell has not recorded any accrual for additional ongoing license fees for such services and revenues and interest. If the case is resolved in favour of the Turkish Treasury, Turkcell will be liable to the Turkish Treasury for up to TL 274.0 trillion (equivalent to $166,199 as of September 30, 2002) including interest of TL 149.4 trillion (equivalent to $90,628 as of September 30, 2002) as of September 30, 2002. There can be no assurance, however, that there will not be an unfavorable ruling in this matter or that such an outcome would not have a material adverse effect on the Company's consolidated financial position, results of operations, or liquidity.

         Class action lawsuit against Turkcell:

         On November 22, 2000, a purported class action lawsuit was initiated in the United States District Court for the Southern District of New York against Turkcell and other defendants. The complaint alleges that the prospectus issued in connection with its initial public offering in July 2000 contains false and misleading statements regarding its "churn rate" and omits material financial information.

         The plaintiff brought the lawsuit as a class action on behalf of individuals and entities that purchased its American Depository Shares, or ADSs, at or traceable to the initial public offering. The plaintiff seeks to recover damages pursuant to sections 11 and 15 of the Securities Act of 1933 for the difference between the price each purchaser paid for ADSs and either the price of the ADSs at the time the complaint was filed or the price at which such ADSs were sold if sold prior to November 22, 2000. Since November 2000, approximately ten substantially identical purported class action lawsuits have been filed on behalf of the same class. On March 5, 2001, the court consolidated the lawsuits, appointed two lead plaintiffs and appointed lead counsel. On March 29, 2001, plaintiffs in securities lawsuits against Turkcell filed a consolidated and amended class action complaint, which alleges that the prospectus issued in connection with its initial public offering in July 2000 contained false and misleading statements regarding its churn rate and omitted material financial information. On September 11, 2001, Turkcell filed a motion to dismiss plaintiffs' claims. On November 1, 2001, its motion to dismiss was granted on the claim alleging omission of material financial information but denied for the claim regarding churn. Turkcell has now entered the discovery process. On March 20, 2002, the plaintiffs filed a motion asking the court to certify the case as a class action. On May 10, 2002, Turkcell filed a memorandum of law opposing Plaintiff's Motion for Class Certification. On August 22, 2002, the Court granted plaintiffs' motion for class certification and certified a class of people who purchased Turkcell ADSs during the period from July 10, 2000 through September 21, 2000, and who can trace their purchases to Turkcell's July 10, 2000 registration statement. Turkcell intends to defend itself vigorously once the case is examined on a substantive basis. At this point in the litigation it is premature to estimate its potential liability, if any, from the class action lawsuit.

         Dispute on tariff increase of transmission lines leases:

         Currently, Turkcell leases all of its transmission lines from Turk Telekom. Turkcell is required to do so to the extent that Turk Telekom can satisfy its requirements. Turk Telekom's monopoly on providing transmission lines is scheduled to expire no later than the end of 2003.

         Effective from July 1, 2000, Turk Telekom annulled the discount of 60% that it provided to Turkcell based on its regular ratio, which had been provided for several years, and, at the same time, Turk Telekom started to provide a discount of 25% being subject to certain conditions. Turkcell filed a lawsuit against Turk Telekom for the application of the agreed 60% discount. However, on July 30, 2001, the Company had been notified that the appeals court upheld the decision made by the commercial court allowing Turk Telekom to terminate the 60% discount. Accordingly, the Company paid and continues to pay transmission fees to Turk Telekom based on the 25% discount. Although Turk Telekom did not charge any interest on late payments at the time of such payments, the Company recorded an accrual amounting to TL 3.0 trillion (equivalent to $2,099 and $1,833 as of December 31, 2001 and September 30, 2002, respectively) for possible interest charges as of December 31, 2000. On May 9, 2002, Turk Telekom requested an interest amounting to TL 30.1 trillion (equivalent to $18,238 at September 30, 2002) on these late payments. The Company did not agree with the Turk Telekom's interest calculation and, accordingly, Turkcell obtained an injunction from the commercial court to prevent Turk Telekom from collecting any amounts relating to this interest charge. Also, the Company initiated a lawsuit against Turk Telekom on the legality of such interest. As of September 30, 2002, the Company made a provision of TL 13.3 trillion (equivalent to $8,065 as of September 30, 2002) because its management and legal counsel believe that this is the maximum potential liability in accordance with the relevant provisions of the Interconnection Agreement.

         On March 2, 2001, Turk Telekom unilaterally, and without the approval of the Turkish Ministry, increased the fees it charges Turkcell for access to its transmission lines by 100%, effective April 1, 2001, and refused to lease Turkcell any further transmission lines. On May 25, 2001, Turkcell obtained an injunction from the commercial court to compel Turk Telekom to lease additional transmission lines to Turkcell and to prevent Turk Telekom from collecting any amounts relating to their increase in the transmission line fee. On June 4, 2001, Turkcell initiated a lawsuit against Turk Telekom to rule on the legality of Turk Telekom's increase in the transmission line fees and their refusal to lease additional transmission lines to Turkcell. In this lawsuit, Turk Telekom objected to the May 25, 2001 injunction but the injunction was upheld. In November 2001, Turk Telekom set new fees in accordance with Telecommunications Authority's rules for access to Turk Telekom's transmission lines. From that date Turkcell has paid the fees set by the Telecommunications Authority. Therefore, Turk Telekom's claim for increased transmission fees relates to fees they claim they should have received between the end of March and the end of October 2001. On February 28, 2002, the commercial court granted its request for an expert opinion. Turkcell and its legal counsel believe that Turkcell will prevail in this matter. If the case is resolved in favour of Turk Telekom, Turkcell will be liable to Turk Telekom for up to TL 76.8 trillion (equivalent to $46,561 as of September 30, 2002) including interest of TL 39.4 trillion (equivalent to $23,909 as of September 30, 2002) as of September 30, 2002. There can be no assurance, however, that there will not be an unfavorable ruling in this matter or that such an outcome would not have a material adverse effect on the Company's consolidated financial position, results of operations, or liquidity.

         Dispute on National Roaming Agreement:

         The introduction of national roaming in Turkey could have a negative impact on the Company's consolidated financial position, results of operations or liquidity. Roaming allows subscribers to other operators' services to use its networks when they are outside the reach of their own operators' network service areas. National roaming is an issue in Turkey because several Turkish mobile operators have networks with limited geographic reach.

         During the third quarter of 2001, Turkcell was approached by IsTim to negotiate a national roaming agreement. These negotiations did not result in a mutual agreement. Therefore, the discussions continued under the supervision of the Telecommunications Authority. The Telecommunications Authority proposed a solution on October 18, 2001 and asked the parties to reach a decision by November 15, 2001. The proposal included an upfront fee as well as a per minute fee and a guaranteed volume of airtime usage for the term of the agreement. As Turkcell believes that the Telecommunications Authority is not authorized to intervene in this issue and its proposal is technically impossible to apply and commercially unacceptable, Turkcell obtained an injunction on November 12, 2001 from the Ankara Fourth Court of First Instance regarding the conflict. According to the Court's decision, the execution of a national roaming agreement between IsTim and Turkcell has been prevented. The Telecommunications Authority and IsTim have appealed the granting of the injunction. In addition, on November 26, 2001, Turkcell initiated an arbitration suit in the International Court of Arbitration of the International Chamber of Commerce ("ICC") against the Turkish Ministry and the Telecommunications Authority. Furthermore, Turkcell has initiated an action before the Ankara Ninth Administrative Court on November 13, 2001 to annul the above-mentioned proposed solution of the Telecommunications Authority. On December 6, 2001, the Ankara Fourth Court upheld the injunction it rendered in Turkcell's favor on November 12, 2001.

         On March 8, 2002, the Telecommunications Authority published a new regulation regarding procedures and policies related to a national roaming agreement. The Telecommunications Authority has invited all parties affected by the new regulation, including Turkcell, to discuss the new regulations with the Telecommunications Authority. Two of the most important provisions of the new regulation are Provisional Article 1 and Article 17. Provisional Article 1, which deals with negotiations, agreements and documents relating to the issuance of this regulation, states that all ongoing negotiations shall continue in compliance with the new regulation and that all agreements and documents completed before issuance of the new regulation shall remain valid and binding.
         Article 17, which sets out penalties to be imposed on any party violating the provisions of the new regulation, imposes the following penalties and sanctions:

                  - a penalty of 0.01% of an operator's turnover in the previous year for failure to provide the documents or information requested by the Telecommunications Authority, or the provision of defective or misleading information;

                  - a penalty of no less than 1% and no more than 3% of an operator's turnover in the previous year for failure to implement the national roaming requirements set by the Telecommunications Authority within the required time period; and

                  - a penalty of no less than 1% and no more than 3% of an operator's turnover in the previous year for the interruption of service without a valid reason following commencement of national roaming service.

         In a letter dated March 14, 2002, the Telecommunications Authority subjected IsTim's request for national roaming to the condition that it be reasonable, economically viable, and technically possible. Nevertheless the Telecommunications Authority declared that Turkcell is under an obligation to enter a national roaming agreement with IsTim within a 30 day period. However, Turkcell still benefits from the injunctive relief obtained on November 12, 2001.

         On April 8, 2002, Turkcell obtained a cautionary injunction from the Court against the application of the new regulation published by the Telecommunications Authority requiring it to agree on national roaming within 30 days and providing for penalties in case Turkcell did not agree. Turkcell initiated proceedings against application of the new regulation before the ICC on April 11, 2002, requesting certification of the fact that it is not required to enter into an agreement within 30 days and that it is under no obligation to pay any penalties whatsoever if it does not agree within 30 days. Turkcell believes that Telsim has obtained a similar injunction but has not yet enforced it. The parties have appointed their arbitrators and third arbitrator has been appointed by the ICC International Court of Arbitration since those two arbitrators of the parties cannot reach an agreement.

         If Turkcell is forced to enter a national roaming agreement with IsTim on terms and conditions that do not provide an adequate return on its investment in its GSM network, its financial position, results of operations and cash flows could be materially adversely affected.

         Investigation of the Turkish Competition Board

         The Turkish Competition Board (the Competition Board) commenced an investigation of business dealings between Turkcell and KVK, the primary distributor of Ericsson GSM handsets in Turkey, in October 1999. The decision of the Competition Board concerning this investigation was verbally rendered to Turkcell on August 1, 2001. The Competition Board decided Turkcell was disrupting the competitive environment through an abuse of dominant position in the Turkish mobile market and infringements of certain provisions of the Law on the Protection of Competition. As a result, Turkcell was fined approximately TL 7.0 trillion (equivalent to $5,270 at August 1, 2001 and $4,230 at September 30, 2002) and were enjoined to cease these infringements. Turkcell believes that it has not infringed the law and plans to initiate an action requesting the cancellation of the Competition Board's written decision before the Danistay once it receives the Competition Board's decision enclosing the reasoning of the decision.

         Dispute Regarding Interconnection Revenues

         In December 2000, Turkcell informed the Turkish Treasury that it would no longer include its interconnection revenues in the determination of ongoing license fees paid to the Turkish Treasury as 15% of gross revenues. Effective from March 1, 2001, Turkcell's ongoing license payments made to the Turkish Treasury have been calculated by excluding its interconnection revenues from the gross revenues. Upon request of the Turkish Ministry, the Danistay issued a non-binding opinion concluding that the interconnection revenues should be included in the determination of ongoing license fees and that Turkcell should pay the relevant unpaid ongoing license fees, including interest, for the period from March 1, 2001 onwards.

         Turkcell received letters from the Turkish Treasury on July 18, 2001, and September 6, 2001, in which the Turkish Treasury notified Turkcell that it is required to include the interconnection revenue in the gross revenue from which the ongoing license fees are to be computed. Turkcell obtained an injunction from the judicial court of first instance on November 2, 2001, allowing it to compute the gross revenue on which the ongoing license fees are to be computed without including the interconnection revenues. The Turkish Treasury, the Turkish Ministry and the Telecommunications Authority contested the injunction but their claim was rejected. Turkcell has accrued for the unpaid amounts and included them in the determination of net income. Since the parties failed to reach an agreement, on October 29, 2001, Turkcell initiated an arbitration suit in the ICC against the Turkish Ministry, the Telecommunications Authority and the Turkish Treasury. The parties have appointed their arbitrators and third arbitrator has been appointed by the ICC International Court of Arbitration since those two arbitrators of the parties cannot reach an agreement.

         Dispute on Collection of Frequency Usage Fees

         On May 21, 1998, Turkcell entered into a protocol with the Wireless Communications General Directorate (the Directorate) regarding the application of the governing provisions of the Wireless Law No. 2813 to the administration of its GSM mobile phone network. Under this protocol, Turkcell is to collect frequency usage fees, which are calculated by the Directorate, from the taxpayers using mobile phones on behalf of the Directorate, and to pay the levied tax to the Directorate. In 2001, the Directorate's power, including all of its rights and obligations, was transferred to the Telecommunications Authority, pursuant to the amendments in the Telecommunications Law. On March 22, 2002, as a consequence of the impossibility in fact and at law of collecting such tax from its prepaid subscribers, Turkcell applied to the Ankara 17th Judicial Court and obtained an injunction in respect of the collection of the frequency usage fees. Immediately after this decision, on March 27, 2002, Turkcell filed a lawsuit against the Telecommunications Authority requesting cancellation of the protocols obligating it to collect the frequency usage fees from the subscribers and to pay it to the Telecommunications Authority. On July 10, 2002, the court decided in favour of Turkcell. Telecommunications Authority has appealed the decision. Turkcell and its legal counsel believe that Turkcell will prevail in this matter. Accordingly, Turkcell has not made any provisions in its consolidated financial statements.

         Dispute on the Determination of Items of Gross Revenue

         On June 6, 2002, Turkcell initiated an arbitral proceeding before the ICC against the Turkish Treasury and the Telecommunications Authority to resolve the dispute in respect to the determination of the items to be taken into account in the calculation of "gross revenue", which is the base for the calculation of the amounts to be paid to the Turkish Treasury in accordance with Article 8 of the License Agreement.

(24)     Subsequent Events:

         On October 1 , 2002, Telia AB and Sonera Corporation Inc. published a prospectus for the share exchange offer related to the announced merger of the two companies. According to the prospectus, the transaction is expected to be completed before the end of 2002. The Company does not currently know how the merger will be finalized and what its legal effect will be. Prior to the finalization of the transaction, the Company does not anticipate that it will be able to provide any further or additional clarity.


                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Turkcell Iletisim Hizmetleri A.S., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date: November 29, 2002                        Turkcell Iletisim Hizmetleri A.S.



                                               By:  /s/   Muzaffer Akpinar
                                                    ----------------------------
                                                    Name: Muzaffer Akpinar